UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K/A

(Amendment No. 1)

ANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal year ended:

December 31, 2025

ARRIVED STR 2, LLC
(Exact name of issuer as specified in its charter)

Delaware	92-1716225
State of other jurisdiction of incorporation or Organization	(I.R.S. Employer Identification No.)

1700 Westlake Ave North, Suite 200

Seattle, WA 98109

(Full mailing address of principal executive offices)

(814)-277-4833
(Issuer’s telephone number, including area code)

www.arrived.com
(Issuer’s website)

Arrived Series Pinkshell; Arrived Series Alta; Arrived Series Vita; Arrived Series Preciosa; Arrived Series Seafoam; Arrived Series Tiara; Arrived Series Coquina; Arrived Series Sandbar; Arrived Series Knoll; Arrived Series BeatBox; Arrived Series Solano; Arrived Series Byers

(Title of each class of securities issued pursuant to Regulation A)

EXPLANATORY NOTE

This Amendment No. 1 on Form 1-K/A (this “Amendment”) is being filed to amend our Annual Report on Form 1-K for the year ended December 31, 2025, as originally filed with the U.S. Securities and Exchange Commission on April 30, 2026 (the “Original Report”). This Amendment is being filed solely to correct certain clerical and computational errors identified in the notes to the financial statements following the filing of the Original Report. The corrections relate to (i) Note 2, Summary of Significant Accounting Policies, is amended to correct a cross- reference that erroneously referred to Note 7 and should have referred to Note 9; (ii) Note 7, Operational Notes Payable, Related Party, is amended to correct the aggregate amounts of operational notes payable to Arrived Short Term Notes, LLC from $1,483,002 and $758,100 as of December 31, 2025 and 2024, respectively, to $321,400 and $124,200; and (iii) Note 9, Related Party Transactions, is amended to correct the amount due from related parties as of December 31, 2024, from $105,849 to $0.

Except as expressly set forth in this Amendment, no other changes have been made to the Original Report. This Amendment continues to speak as of the original filing date of the Original Report and does not reflect events occurring after that date or modify or update any other disclosures contained in the Original Report.

i

CAUTIONARY STATEMENT REGARDING Forward-Looking StatementS

The information contained in this Annual Report on Form 1-K (this “Form 1-K”) includes some statements that are not historical and that are considered “forward-looking statements.” Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of Arrived STR 2, LLC (the “Company”), Arrived Fund Manager, LLC (the “manager”), each series of our company and the Arrived platform (defined below); and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations). These forward-looking statements express the manager’s expectations, hopes, beliefs, and intentions regarding the future. In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.  The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this Form 1-K are based on current expectations and beliefs concerning future developments that are difficult to predict. Neither our Company nor the manager can guarantee future performance, or that future developments affecting our Company, the manager or the Arrived platform will be as currently anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties. These risks and uncertainties, along with others, are detailed under the headings “Summary – Summary Risk Factors” and “Risk Factors” in our latest offering circular (the “Offering Circular”) filed by the Company with the Securities and Exchange Commission (the “Commission”), which may be accessed here and may be amended, and in our subsequent reports and offering statements filed from time to time with the Commission. Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

MARKET AND OTHER INDUSTRY DATA

This Form 1-K includes market and other industry data and estimates that are based on our management’s knowledge and experience in the markets in which we operate. The sources of such data generally state that the information they provide has been obtained from sources they believe to be reliable, but we have not investigated or verified the accuracy and completeness of such information. Our own estimates are based on information obtained from our and our affiliates’ experience in the markets in which we operate and from other contacts in these markets. We are responsible for all of the disclosure in this Form 1-K, and we believe our estimates to be accurate as of the date of this Form 1-K or such other date stated herein. However, this information may prove to be inaccurate because of the method by which we obtained some of the data for the estimates or because this information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. As a result, you should be aware that market and other industry data included in this Form 1-K, and estimates and beliefs based on that data, may not be reliable.

ii

Item 1. Description of Business

Company Overview – Our Mission

Arrived STR 2, LLC, a Delaware series limited liability company, was formed in January 2023 to permit public investment in individual real estate properties. We believe people should have access to the wealth creation that real estate investment can provide. To support this idea, we are building what we believe to be a new model for real estate investment. We believe in passive income, conservative debt, diversification, and aligned incentives.

Arrived is a marketplace for investing in real estate. We buy residential properties, divide them into multiple interests, and offer them as investments on a per interest basis through our web-based platform. Investors can manage their risk by spreading their investments across a portfolio of homes and they can invest in real estate without needing to apply for mortgages or take on personal debt.

Arrived does all of the work of sourcing, analyzing, maintaining, and managing all of the homes that we acquire. We analyze every home investment across several financial, market, and demographic characteristics to support our acquisition decision-making. Every investment we make is an investment in the communities in which Arrived operates, alongside other like-minded individuals. As our community network grows, so does our access to investment and housing opportunities.

Arrived arranges for a property manager to operate the properties as short-term rentals for guests who can also invest through the same process as any other member of the Arrived platform, becoming part owners of the homes they’re staying in at that time. By investing together, we align incentives towards creating value for everyone involved.

Our Series LLC Structure

Each short-term rental that we acquire will be owned by a separate series of our Company that we will establish to acquire that residential property.  Each series may hold the specific property that it acquires directly or in a wholly-owned subsidiary, which would be a limited liability company organized under the laws of the state in which the series property is located.

As a Delaware series limited liability company, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series are segregated and enforceable only against the assets of such series, as provided under Delaware law.

We intend for each series to elect to be treated as a corporation for U.S. federal income tax purposes; however, if we determine that the real property and potential income from such real property selected for a specific series are suitable for a REIT and it would be beneficial to us and our investors to be taxed as a REIT, then the investment entity for such series may elect to be taxed as a separate REIT for U.S. federal income tax purposes.

Our Company’s core business is the identification, acquisition, marketing and management of individual residential properties for the benefit of our investors. Each series is intended to own a single property.

Investment Objectives

Our investment objectives are:

●	Consistent cash flow;

●	Long term capital appreciation with moderate to no leverage;

●	Favorable tax treatment of REIT income and long term capital gains, if available; and

●	Capital preservation.

We cannot assure you that we will attain these objectives or that the value of our assets will not decrease.

Our Investment Criteria

Our home acquisition investments are evaluated against the following primary characteristics:

●	Capitalization rates, including set-up fees and furniture, fixtures and equipment as part of the initial purchase price, greater than five percent (5%). For this purpose, the capitalization rate reflects a series property’s annual short-term rental income minus property management fees, local real estate taxes and permitting fees, property insurance, maintenance expenses, and marketing incentives, divided by the purchase price of the property;

●	Homes with a minimum of four (4) bedrooms and two (2) bathrooms;

●	Homes with a price range of $300,000 to $1,500,000 and a repair/improvement budget requirement of less than 20% of the home purchase price; and

●	Locations that are highly desirable travel and short-term rental locations.

Our Investment Process

Our investment process leverages our network of renter demand, experienced team members, and data analysis to make our investment decisions:

●	Sourcing: Arrived will use an in-house acquisition team (using industry leading analysis and screening tools) in collaboration with local real estate professionals to find and source investment opportunities. The opportunities may include individual homes listed on the MLS, bulk rental home portfolios, BFR (built-for-rent) communities, and off-market deals sourced by our staff and from leads generated from our member network.

●	Due Diligence: Arrived evaluates potential investments against our stated investment criteria. Once a geographic market is selected, our due diligence will focus on the sub-market and the property itself, including the particularities of the rental activity within such sub-market and its effect on the value of the property. Value analysis will include projected short-term rental rates and home values, relying on a combination of first-party data, automated valuation models, or AVMs, and third party independent appraisals. Property level analysis will look at standard risk factors including condition of title, structural defects in the home, environmental issues, and other hazards such as floods and earthquakes.

●	Investment Committee: Once our acquisition team recommends a home purchase, the investment committee will convene to review due diligence materials and issue a go/no-go decision.

●	Property Purchase: A property will be purchased either by the manager or an affiliate of the manager and then resold to a particular series or a wholly-owned subsidiary of the series, or purchased directly by a series from a third-party seller, in accordance with the acquisition mechanics set forth below. Following acquisition of a property by a series, the property will be renovated, to the extent necessary, and then listed for guests to book for short-term stays through a third-party site, such as Airbnb or Vrbo. If a series property is renovated prior to the closing of the relevant series offering, the funds required for renovations will be forwarded to the series by the manager and repaid out of offering proceeds.

●	Ongoing Management: Arrived will partner with one or more third party independent property management firms in each of our markets. The property management firm will maintain books and records, coordinate the listing of the property on various short-term rental sites, inspect each home and ensure that it is properly maintained, handle maintenance requests, and be responsible for guest payment and compliance. We intend that our preferred property management firms will utilize modern tech-enabled property management platforms with digital payment and communication features.

Our Manager

We are managed by Arrived Fund Manager, LLC, a Delaware limited liability company. Pursuant to the terms of our operating agreement, the manager will provide certain management and advisory services to us and to each of our series and their subsidiaries, if any, as well as a management team and appropriate support personnel. The manager is a wholly owned subsidiary of our sponsor, Arrived Holdings, Inc., a Delaware corporation, which is an asset management company that operates a web-based investment platform, which we refer to as the Arrived platform, used by our Company for the offer and sale of interests in the series of our Company.

 The nature of business to be conducted or promoted by us must at all times be to engage in any lawful act or activity for which LLCs may be organized under the Delaware Limited Liability Company Act.

Investment Strategy – Our Market Opportunity

Our investment strategy is to acquire, invest in, manage, operate, selectively leverage and sell residential properties located in vibrant, growing cities across America. We believe that these markets offer investors a blend of attractive capitalization rates and a strong prospect for long term property value appreciation.

Market Selection

We intend to focus our business efforts on lucrative destination markets and areas with core urban markets that command high short-term rental rates and strong occupancy and exhibit the following characteristics:

●	Popular with millennials;

●	Favorable competitive landscape with respect to barriers to entry and supply/demand dynamics;

●	Less than an hour drive from a large population center;

●	Unique attractions, geographic features and desirable experiences; and

●	Strong short-term rental revenue production abilities relative to the cost of real estate.

For a brief overview of the particular geographic market in which a series property is located, see the individual series property listings in the section titled “The Series Properties Being Offered” below.

We focus on acquiring properties we believe (1) are likely to generate stable cash flows in the long term and (2) have significant possibilities for long-term capital appreciation, such as those located in neighborhoods with what we see as high growth potential and those available from sellers who are distressed or face time-sensitive deadlines.

We may enter into one or more joint ventures, tenant-in-common investments or other co-ownership arrangements for the acquisition, development or improvement of properties with third parties or affiliates of the manager, including present and future real estate investment offerings sponsored by affiliates of the manager.

Investment Decisions and Asset Management

Within our investment policies and objectives, the manager will have discretion with respect to the selection of specific investments and the purchase and sale of our properties. We believe that successful real estate investment requires the implementation of strategies that permit favorable purchases, effective asset management and timely disposition of those assets. As such, we have developed a disciplined investment approach that combines the experience of our manager with a structure that emphasizes thorough market research, stringent underwriting standards and an extensive down-side analysis of the risks of each investment. The approach also includes active and aggressive management of each asset acquired.

To execute our disciplined investment approach, the manager will take responsibility for the business plan of each investment. The following practices summarize our investment approach:

●	Local Market Research – Our manager will extensively research the acquisition and underwriting of each transaction, utilizing both real time market data and the transactional knowledge and experience of our network of professionals and in market relationships.

●	Underwriting Discipline – Our manager will follow a tightly controlled and managed process to examine all elements of a potential investment, including, with respect to real property, its location, income-producing capacity, prospects for long-range appreciation, tax considerations and liquidity.

●	Risk Management – Risk management will be a fundamental principle in the management of each of our properties. Operating or performance risks arise at the investment level and often require real estate operating experience to cure. Our manager will review the operating performance of investments against projections and provide the oversight necessary to detect and resolve issues as they arise.

●	Asset Management – Prior to the purchase of a property, our manager will develop a property business strategy which will be customized based on the acquisition and underwriting data. This is a forecast of the action items to be taken and the capital needed to achieve the anticipated returns. The manager will review asset business strategies regularly to anticipate changes or opportunities in the market during a given phase of a real estate cycle.

Investments in Real Property

Our investment in real estate generally will take the form of holding fee title or a long-term leasehold estate. We will acquire such interests either directly or indirectly through limited liability companies or through investments in joint ventures, partnerships or other co-ownership arrangements with third parties, including developers of the properties, or with affiliates of the manager.

Our obligation to purchase any property generally will be conditioned upon the delivery and verification of certain documents from the seller or developer, including, where appropriate:

●	plans and specifications;

●	evidence of marketable title subject to such liens and encumbrances as are acceptable to the manager;

●	auditable financial statements covering recent operations of properties having operating histories; and

●	title and liability insurance policies.

We may seek to enter into arrangements with the seller or developer of a property whereby the seller or developer agrees that, if during a stated period the property does not generate a specified cash flow, the seller or developer will pay in cash to us a sum necessary to reach the specified cash flow level, subject in some cases to negotiated dollar limitations. In determining whether to purchase a particular property, we may, in accordance with customary practices, obtain an option on such property. The amount paid for an option, if any, is normally surrendered if the property is not purchased and is normally credited against the purchase price if the property is purchased. The terms and conditions of any rental agreement that we enter into with our guests may vary substantially; however, we represent that all of our rental agreements will be standardized agreements customarily used under the terms of service of the applicable short-term rental platform on which we list the property for short-term rental. Such standardized rental agreements generally have terms of fewer than thirty (30) days.

In purchasing, developing and renting properties, we will be subject to risks generally incident to the ownership of real estate.

Investment Process

The manager has the authority to make all the decisions regarding our investments consistent with the investment objectives and leverage policies approved by the manager and subject to the limitations in the operating agreement.

The manager will focus on the sourcing, acquisition and management of residential properties. It will source our investments from former and current financing and investment partners, third-party intermediaries, competitors looking to share risk and investment, and securitization or lending departments of major financial institutions.

In selecting investments for us, the manager will utilize the manager’s investment and underwriting process, which focuses on ensuring that each prospective investment is being evaluated appropriately. In addition to the specific investment criteria listed above, our manager will consider the following factors when evaluating prospective investment opportunities:

●	macroeconomic conditions that may influence operating performance;

●	real estate market factors that may influence real estate valuations, real estate financing or the economic performance of real estate generally;

●	fundamental analysis of the real estate, including the local short-term rental market, regulations related to short-term rentals, zoning, operating costs and the asset’s overall competitive position in its market;

●	real estate and short-term rental market conditions affecting the real estate;

●	the cash flow in place and projected to be in place over the expected hold period of the real estate;

●	the appropriateness of estimated costs and timing associated with capital improvements of the real estate;

●	a valuation of the investment, investment basis relative to its value and the ability to liquidate an investment through a sale or refinancing of the real estate;

●	review of third-party reports, including appraisals, engineering and environmental reports;

●	physical inspections of the real estate and analysis of markets; and

●	the overall structure of the investment and rights in the transaction documentation.

If a potential investment meets the manager’s underwriting criteria, the manager will review the proposed transaction structure, including, with respect to joint ventures, distribution and waterfall criteria, governance and control rights, buy-sell provisions and recourse provisions. The manager will evaluate our position within the overall capital structure and our rights in relation to other partners or capital tranches. The manager will analyze each potential investment’s risk-return profile and review financing sources, if applicable, to ensure that the investment fits within the parameters of financing facilities and to ensure performance of the real estate asset.

Leverage Policy

We may employ leverage to enhance total returns to our investors through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions. We will seek to secure conservatively structured leverage that is long-term, non-recourse, non-mark-to-market financing to the extent obtainable on a cost effective basis. To the extent leverage is employed it may come either in the form of government-sponsored programs or other long-term, non-recourse, non-mark-to-market financing. The manager may from time to time modify our leverage policy in its discretion. However, it is our policy not to borrow more than 70% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by the manager. To the extent a series does not employ leverage to fund the initial purchase of an asset, the series may subsequently determine to obtain financing for the asset in accordance with this leverage policy. In such a case, unless the financing (or any other refinancing) proceeds are needed, in the manager’s discretion, to fund the operations of an asset or reserves, the manager may determine to distribute all or a portion of such proceeds to investors.

Acquisition Mechanics

Typically, each series will acquire its series property prior to the commencement or closing of that series’ offering. Each series property will be fully described in the offering circular as it may be amended to include new series offerings. In each such offering circular, information relating to the series property being offered, such as the description and specifications of the series property, the purchase price of the series property and the relevant terms of purchase, will be disclosed.

It is not anticipated that a series will own any assets other than its series property, plus cash reserves for maintenance, insurance and other expenses pertaining to the series property and amounts earned by the series from the monetization of the series property, if any. Each series may hold the specific property that it acquires in a wholly-owned subsidiary which would be a limited liability company organized under the laws of the state in which the series property is located.

A series may acquire its property either from an unaffiliated third party or from an affiliate. For a detailed description of our acquisition methods, please refer to our latest offering circular, filed with the Securities and Exchange Commission on January 30, 2025, which may be accessed here.

Operating Policies

Credit Risk Management. We may be exposed to various levels of credit and special hazard risk depending on the nature of our assets. The manager and its executive officers will review and monitor credit risk and other risks of loss associated with each investment. The manager will monitor the overall credit risk and levels of provision for loss.

Interest Rate Risk Management. We will follow an interest rate risk management policy intended to mitigate the negative effects of major interest rate changes. We intend to minimize our interest rate risk from borrowings by attempting to “match-fund,” which means the manager will seek to structure the key terms of our borrowings to generally correspond with the expected holding period of our assets.

Equity Capital Policies. Under the operating agreement, we have the authority to issue an unlimited number of additional interests or other securities. After your purchase in any series offering, the manager may elect to: (i) sell additional securities in future private offerings, or (ii) issue additional securities in public offerings. To the extent we issue additional equity interests after your purchase in an offering, your percentage ownership interest in us will be diluted. In addition, depending upon the terms and pricing of any additional offerings and the value of our investments, you may also experience dilution in the book value and fair value of your interests.

Additional Borrowings. We expect each series may seek, as applicable, to finance or refinance any outstanding indebtedness with an additional mortgage or other debt financing, including with either an affiliate or a third party. We expect that any third-party mortgage and/or other debt instruments that a series, or the Company on behalf of a series, enters into in connection with a financing or refinancing of a property will be secured by a security interest in the title of such property and any other assets of the series.

Disposition Policies

We intend to hold and manage the properties we acquire for a period of five to fifteen years. As each of our properties reaches what we believe to be its optimum value, we will consider disposing of the property. The determination of when a particular property should be sold or otherwise disposed of will be made after consideration of relevant factors, including prevailing and projected economic conditions, whether the value of the property is anticipated to appreciate or decline substantially, local regulatory changes, environmental and other factors that may reduce the desirability of short-term rentals in a particular market, and how operating history may impact the potential sales price. The manager may determine that it is in the best interests of interest holders to sell a property earlier than five years or to hold a property for more than fifteen years.

When we determine to sell a particular property, we will seek to achieve a selling price that maximizes the capital appreciation for investors based on then-current market conditions. We cannot assure you that this objective will be realized.

Following the sale of a property, the manager will distribute the proceeds of such sale, net of the property disposition fee as described below, to the interest holders of the applicable series (after payment of any accrued liabilities or debt on the property or of the series at that time).

Property Disposition Fee

Upon the disposition and sale of a series property, each series will be charged a market rate property disposition fee that will cover property sale expenses such as brokerage commissions, title, escrow and closing costs. It is expected that this disposition fee charged to a series will range from six to seven percent of the property sale price. To the extent that the actual property disposition fees are less than the amount charged to the series, the manager will receive the difference as income.

Description of the Property Management Agreement

The Company will appoint an affiliate of the manager or a third-party property management company to serve as property manager to manage the underlying property of each series pursuant to a series specific property management agreement.

The services provided by the property manager will include:

●	facilitating rentals via listing on third-party sites, such as Airbnb and Vrbo;

●	creating policies for the collection of rental income;

●	managing inventory, cleaning and maintenance for rental property furnishings and supplies;

●	investigating, selecting, and, on behalf of the applicable series, engaging and conducting business with such persons as the property manager deems necessary to ensure the proper performance of its obligations under the property management agreement, including, but not limited to, consultants, insurers, insurance agents, maintenance providers, bookkeepers and accountants and any and all persons acting in any other capacity deemed by the property manager necessary or desirable for the performance of any of the services under the property management agreement; and

●	developing standards for the care of the underlying properties.

The property manager will have sole authority and complete discretion over the care, custody, maintenance and management of the series property for each series and may take any action that it deems necessary or desirable in connection with each series property, subject to the limits set for in the applicable property management agreement. The property manager may delegate all or any of its duties under the applicable property management agreement to a third-party property manager. The property manager will not have the authority to sell, transfer, encumber or convey any series property.

Each property management agreement will terminate on the earlier of: (i) the manager’s discretion to terminate a property management agreement at pre-determined renewal periods or by paying a termination fee, (ii) after the date on which the relevant series property has been liquidated and the obligations connected to the series property (including contingent obligations) have been terminated, (iii) the removal of the manager as managing member of our Company and thus of all series (if the property manager is the manager), (iv) upon notice by one party to the other party of a party’s material breach of a property management agreement or (v) such other date as agreed between the parties to the property management agreement.

Each series may indemnify the property manager out of its assets against all liabilities and losses (including amounts paid in respect of judgments, fines, penalties or settlement of litigation, including legal fees and expenses) to which it becomes subject by virtue of serving as property manager under the respective property management agreements with respect to any act or omission that has not been determined by a final, non-appealable decision of a court, arbitrator or other tribunal of competent jurisdiction to constitute fraud, willful misconduct or gross negligence. Such obligation will be set forth in the relevant property management agreement.

Property Management Fee

The Company will appoint an affiliate of the manager or a third-party property management company to serve as property manager to manage the property of each series pursuant to a property management agreement. The fee arrangements for each property management company are set forth below:

Boutiq, Inc.

As compensation for the services provided by the property manager, each series will be charged a property management fee equal to nineteen and one-half percent (19.5%) of all rents and fees as remitted to the series on a monthly basis. Such property management fee will be reduced to eighteen percent (18%) beginning immediately following the first accounting period that Boutiq manages properties for any entity managed by our Manager or its affiliates with a combined purchase price equal to or greater than $10 million.

Arrived Property Manager, LLC

As compensation for the services provided by the affiliated property manager, each series will be charged a property management fee equal to twenty percent (20%) of all rents and fees as remitted to the series on a monthly basis.

The property manager for each series is specified in the latest Offering Circular under “The Series Properties Being Offered.”

Liquidity Platform

Overview of PPEX ATS Platform

The Company and its affiliates intend to enter into an arrangement with NCPS and its affiliates to facilitate secondary transactions in interests issued by the Company on the PPEX ATS. The PPEX ATS is owned and operated by NCPS. The arrangement with NCPS will be established to provide a venue for secondary trading of series interests and is designed to provide investors with an efficient means to buy and sell series interests in secondary transactions. The manager will enter into a brokerage agreement and a license agreement with the Executing Broker pursuant to which, subject to restrictions under state and federal securities laws and the transfer restrictions listed in the operating agreement, the Executing Broker is engaged to execute all resale transactions in interests based on the matching of orders on the PPEX ATS. The Executing Broker is a registered broker-dealer member of the PPEX ATS. NCPS is a broker-dealer registered with the Commission and a member of FINRA and SIPC. Neither the Company nor the manager matches any orders or executes or settles any transfer of interests with respect to secondary trading on the PPEX ATS. The manager may elect not to transmit to the Executing Broker or the PPEX ATS any order information submitted by users who have not previously purchased securities issued by the Company or its affiliates pursuant to Regulation A.

Secondary trades of series interests matched on the PPEX ATS are intended to comply with Blue Sky laws either through a manual exemption in states where available, through a direct filing with the state securities regulators where required, or as isolated non-issuer transactions.

Process for Secondary Transactions

During specific trading windows, which we expect to occur quarterly and announce at least a week in advance of such trading window, isolated non-issuer transactions in interests of one or more series may be effected during trading hours established by NCPS as operator of the PPEX ATS (“Market Hours”) in accordance with the following process. Investors can submit bid and ask quotes through the user interface provided by the Arrived platform during a trading window. The Arrived platform immediately and automatically routes the quotes (i) to the Executing Broker, and (ii) by virtue of the Executing Broker’s status as a member of the PPEX ATS, to the PPEX ATS, which is owned and operated by NCPS, a registered broker-dealer. The PPEX ATS then matches orders in accordance with the rules established by the PPEX ATS, but no matching of buyers and sellers will occur other than during Market Hours in a trading window. Bid and ask quotes submitted during a trading window and Market Hours may be immediately matched by the PPEX ATS, while bid and ask quotes submitted during a trading window, but outside of Market Hours are eligible to match only upon the next commencement of Market Hours. To the extent that any bid or ask quote that does not result in a match still exists at the end of a trading window, such quote will be cancelled at the end of the relevant trading window.

Once matched by the PPEX ATS, orders are executed by the Executing Broker. When a trade is executed, the Executing Broker transmits the applicable information (including the number of interests and price at which they are being sold or purchased) to the Arrived platform, where it is displayed to the relevant investor. During Market Hours in a particular trading window, the Arrived platform periodically sends instructions regarding the transfer of funds for executed trades via the Executing Broker to Modern Treasury, Inc., the third-party holder of investor funds (“Modern Treasury”), which then effectuates the funds transfer between the buyer and seller. After Market Hours end, the Executing Broker provides instructions regarding any transfers of interests between investor accounts to the transfer agent, which transfers the interests accordingly. The clearing process, which includes the transfer of funds and interests, will be completed within one to two days following the conclusion of the relevant trading window. Neither the Arrived platform nor the Executing Broker clears or settles trades.

User Interface and Role of the Platform

The Arrived platform serves merely as the user interface for the purpose of enabling secondary market trading in interests. On the Arrived platform, investors input the details of any orders to buy or sell interests in secondary transactions (including the number of interests subject to the offer to buy or sell, as the case may be, and the price, if any, at which such offer is being made), and the orders then are routed (i) to the Executing Broker, and (ii) by virtue of the Executing Broker’s status as a member of the PPEX ATS, to the PPEX ATS. The manager may elect not to transmit to the Executing Broker or the PPEX ATS any order information submitted by users who have not previously purchased securities issued by the Company or its affiliates pursuant to Regulation A. For clarity, because the Executing Broker is (i) a registered broker-dealer and a member of the PPEX ATS and (ii) licensed to use the Arrived platform to access and transmit order information entered onto the Arrived platform by Investors, such order information is automatically routed from the Arrived platform to both the Executing Broker and the PPEX ATS simultaneously. After the Executing Broker has executed a trade, information about the matched orders and executed trade is then communicated by the Executing Broker to the buyer and seller using the Arrived platform’s user interface. The PPEX ATS accepts orders transmitted from the Arrived platform only because the Executing Broker (which is a member of the PPEX ATS) is licensed to use the Arrived platform’s technology to transmit order information.

For the avoidance of doubt, the decision whether to engage in secondary market trading is left solely to the individual investors. Neither the Company nor any of its affiliates acts as a broker or dealer, and none of them provide investors any direction or recommendation as to the purchase or sale of any interests in secondary market transactions. In addition, neither the Executing Broker nor NCPS makes any direction or recommendation as to the purchase or sale of any interests.

The Arrived platform acts as a user interface to receive information from, and deliver and display information to, investors and the registered broker-dealers. None of the Company the manager or Arrived Holdings, Inc. will receive any compensation for its role in the trading procedure unless and until it, or one of its affiliates, registers as a broker-dealer. The manager or one of its affiliates in the future may register as a broker-dealer under state and federal securities laws, at which time it may charge fees in respect of trading of interests.

Agreements Relating to Secondary Trading on the PPEX ATS

The Company intends to enter into an agreement (the “PPEX ATS Company Agreement”) with NCPS, pursuant to which NCPS will review the Company’s and series’ governing documents, offering materials and regulatory filings so that the PPEX ATS may serve as an available venue for the potential resale transactions in interests to be conducted in accordance with the process described above. The PPEX ATS provides a matching platform for the Executing Broker as a broker-dealer member of the PPEX ATS to submit bid and ask quotes to purchase or sell interests on behalf of, and as directed by, investors.

The manager intends to enter into a Software and Services License Agreement with NCIT, the parent company of NCPS. Under this agreement, the Arrived platform’s technology is connected via an application programming interface to the PPEX ATS to facilitate the routing of information from the Arrived platform as a user interface to the PPEX ATS as described above.

The Company also intends to enter into an agreement with the Executing Broker (the “Secondary Brokerage Agreement”), separate and apart from the Broker Dealer Agreement. Pursuant to the Secondary Brokerage Agreement, the Executing Broker will perform certain services in support of the secondary trading of interests on the PPEX ATS and will ultimately be responsible for the execution of secondary trades of interests. As compensation, the Executing Broker will receive up to 5% of the gross proceeds received related to each transaction (2.5% from the buyer and 2.5% from the seller involved in such transaction). The manager may, from time to time and at its sole discretion, opt to pay the compensation earned by the Executing Broker in connection with its services related to the PPEX ATS.

Asset Management Fee

The manager will receive from a series an annual asset management fee equal to five percent (5%) of the gross revenues, less maintenance and restocking expenses, applicable to that series, paid out of the series’ net operating rental income.

Operating Expenses

Each series of our Company will be responsible for the costs and expenses attributable to the activities of our Company related to such series including, but not limited to:

●	any and all fees, costs and expenses incurred in connection with the management of a series property and preparing any reports and accounts of each series, including, but not limited to, audits of a series’ annual financial statements, tax filings and the circulation of reports to investors;

●	any and all insurance premiums or expenses;

●	any withholding or transfer taxes imposed on our Company or a series or any of the members;

●	any governmental fees imposed on the capital of our Company or a series;

●	any legal fees and costs (including settlement costs) arising in connection with any litigation or regulatory investigation instituted against our Company, a series or a property manager in connection with the affairs of our Company or a series, or relating to legal advice directly relating to our Company’s or a series’ legal affairs;

●	any fees, costs and expenses of a third-party registrar and transfer agent appointed by the manager in connection with a series;

●	any indemnification payments;

●	any costs, fees, or payments related to interest or financing expenses for a given series;

●	any potential HOA or association fees related to a given series;

●	any ongoing regulatory or permitting fees related to operating a short-term rental business;

●	the costs of any third parties engaged by the manager in connection with the operations of our Company or a series; and

●	any similar expenses that may be determined to be Operating Expenses, as determined by the manager in its reasonable discretion.

The manager will bear its own expenses of an ordinary nature.

If the Operating Expenses exceed the amount of revenues generated from a series property and cannot be covered by any Operating Expense reserves on the balance sheet of such series property, the manager may (a) pay such Operating Expenses and not seek reimbursement, (b) loan the amount of the Operating Expenses to the applicable series, on which the manager may impose a reasonable rate of interest, and be entitled to reimbursement of such amount from future revenues generated by such series property (which we refer to as Operating Expenses Reimbursement Obligation(s)), and/or (c) cause additional interests to be issued in such series in order to cover such additional amounts.

Allocations of Expenses

To the extent relevant, Offering Expenses, Acquisition Expenses, Operating Expenses, revenue generated from series properties and any indemnification payments made by the manager will be allocated among the various series interests in accordance with the manager’s allocation policy set forth below. The allocation policy requires the manager to allocate items that are allocable to a specific series to be borne by, or distributed to (as applicable), the applicable series.  If, however, an item is not allocable to a specific series but to our Company in general, it will be allocated pro rata based on the value of the series properties or the number of properties, as reasonably determined by the manager or as otherwise set forth in the allocation policy. By way of example, as of the date hereof it is anticipated that revenues and expenses will be allocated as follows:

Revenue or Expense Item	Details	Allocation Policy (if revenue or expense is not clearly allocable to a specific series property)
Revenue	Each of the series will receive revenue in the form of payments from guests staying in the series property.	Allocable directly to the applicable series property

Acquisition Expenses	Appraisal and valuation fees (whether incurred pre- or post-closing)	Allocable directly to the applicable series property
	Pre-purchase inspection	Allocable directly to the applicable series property
	Closing costs	Allocable directly to the applicable series property
	Interest expense, if any, when an underlying series property is purchased by a series through a loan prior to the closing of a series offering	Allocable directly to the applicable series property

Offering Expenses	Legal expenses related to the preparation of regulatory paperwork (offering materials) for a series	Not allocable; to be borne by the manager
	Audit and accounting work related to the regulatory paperwork or a series	Allocable directly to the applicable series property
	Compliance work including diligence related to the preparation of a series	Not allocable; to be borne by the manager
	Insurance of a series property as at time of acquisition	Allocable directly to the applicable series property
	Broker fees other than cash commissions (e.g., expense reimbursement)	Not allocable; to be borne by the manager
	Brokerage fee payable per filing of a Form 1-A Post-Qualification Amendment ($1,000 per 1-A POS)	Allocable directly to the applicable series
	Preparation of marketing materials	Not allocable; to be borne by the manager

Operating Expense	Property management fees	Allocable directly to the applicable series property
	Asset management fees	Allocable directly to the applicable series property
	Audit and accounting work related to the regulatory paperwork of a series	Allocable pro rata to the number of series properties
	Security (e.g., surveillance and patrols)	Allocable pro rata to the value of each series property
	Insurance	Allocable directly to the applicable series property
	Maintenance	Allocable directly to the applicable series property
	Property marketing concessions, including special offers and terms	Allocable directly to the applicable series property
	Property disposition fee	Allocable directly to the applicable series property
	Interest expense, if any, when a series property holds any type of term loan or line of credit	Allocable directly to the applicable series property
	Audit, accounting and bookkeeping related to the reporting requirements of a series	Allocable pro rata to the number of series properties

Indemnification Payments	Indemnification payments under the operating agreement	Allocable pro rata to the value of each series property

Notwithstanding the foregoing, the manager may revise and update the allocation policy from time to time in its reasonable discretion without further notice to the investors.

The Arrived Platform

Arrived Holdings, Inc., the sole member of Arrived Fund Manager, LLC, our manager, owns and operates a web-based and mobile accessible investment platform, the Arrived platform. Through the use of the Arrived platform, investors can browse and screen the investments offered by each of our series and electronically sign legal documents to purchase series interests.

Competition

There are a number of established and emerging competitors in the real estate investment platform market. The market is fragmented, rapidly evolving, competitive, and with relatively low barriers to entry. We consider our competitive differentiators in our market to be:

●	our focus on the residential short-term rental market;

●	the ability for users to select which rental properties they would like to invest in;

●	consistent rental income with use of moderate amounts of leverage;

●	our unique investment strategy and approach to market selection; and

●	lower minimum investment amounts.

We face competition primarily from other real estate investment platform companies such as Here Collection, LLC and Fundrise LLC, as well as a range of emerging new entrants. In order to compete, we work tirelessly to innovate and improve our products, while at the same time preserving our unique culture and approach.

Conflicts of Interest

Conflicts of interest may exist or could arise in the future with the manager and its affiliates and our officers and/or directors who are also officers and/or directors of the manager. Conflicts may include, without limitation:

●	Each of our executive officers will also serve as an officer of the manager and its affiliated entities. As a result, these persons will have a conflict of interest with respect to our agreements and arrangements with the manager and/or affiliates of the manager, which were not negotiated at arm’s length, and their terms may not have been as favorable to us as if they had been negotiated at arm’s length with an unaffiliated third party. The manager is not required to make available any particular individual personnel to us.

●	Our executive officers will not be required to devote a specific amount of time to our affairs. As a result, we cannot provide any assurances regarding the amount of time the manager will dedicate to the management of our business. Accordingly, we may compete with the manager and any of its current and future programs, funds, vehicles, managed accounts, ventures or other entities owned and/or managed by the manager or one of its affiliates, which we refer to collectively as the manager-sponsored vehicles, for the time and attention of these officers in connection with our business. We may not receive the level of support and assistance that we might otherwise receive if we were internally managed.

●	Some or all of the series will acquire their properties from the manager or from an affiliate of the manager. Prior to a sale to a series, the manager will acquire a property, repair and improve the property, and cause the property manager to list the property on a third-party short-term rental platform, such as Airbnb or Vrbo. The manager will then resell the property to a series at a value determined by the manager or affiliate of the manager, which may reflect a premium over the manager’s investment in the property. Accordingly, because the manager will be an interested party with respect to a sale of a property that it owns to a series, the manager’s interests in such a sale may not be aligned with the interests of the series or its investors. There can be no assurance that a property purchase price that a series will pay to the manager will be comparable to that which a series might pay to an unaffiliated third party property seller.

●	The manager may in the future form or sponsor additional manager-sponsored vehicles, which could have overlapping investment objectives. To the extent we have sufficient capital to acquire a property that the manager has determined to be suitable for us, that property will be allocated to us.

●	The manager may conduct promotions allowing investors in a series to rent such series property for a reduced rate in an effort to market our Company. As a result, rental income earned by the property would decrease and the property could experience decreased performance.

●	The manager does not assume any responsibility beyond the duties specified in the operating agreement and will not be responsible for any action of our board of directors in following or declining to follow the manager’s advice or recommendations. The manager’s liability is limited under the operating agreement and we have agreed to reimburse, indemnify and hold harmless the manager and its affiliates, with respect to all expenses, losses, damages, liabilities, demands, charges and claims in respect of, or arising from acts or omissions of, such indemnified parties not constituting bad faith, willful misconduct, gross negligence or reckless disregard of the manager’s duties under the operating agreement which has a material adverse effect on us. As a result, we could experience poor performance or losses for which the manager would not be liable.

Employees

Our Company does not have any employees. All of the officers and directors of our Company are employees of the manager.

Legal Proceedings

None of our Company, any series, the manager, or any director or executive officer of our Company or the manager is presently subject to any material legal proceedings.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operation

Overview

Arrived STR 2, LLC, a Delaware series limited liability company, was formed in January 2023 to permit public investment in individual residential properties. We believe people should have access to the wealth creation that real estate investment can provide. We believe in passive income, conservative debt, diversification, and aligned incentives.

Arrived is a marketplace for investing in real estate. We buy residential properties, divide them into multiple interests, and offer them as investments on a per interest basis through our web-based platform. Investors can manage their risk by spreading their investments across a portfolio of homes and they can invest in real estate without needing to apply for mortgages or take on personal debt.

Arrived does all of the work of sourcing, analyzing, maintaining, and managing all of the residential properties that we acquire. We analyze every property investment across several financial, market, and demographic characteristics to support our acquisition decision-making. Every investment we make is an investment in the communities in which Arrived operates, alongside other like-minded individuals. As our community network grows, so does our access to investment and housing opportunities.

Arrived arranges for a property manager to operate the properties as short-term rentals for guests who can also invest through the same process as any other member of the Arrived platform, becoming part owners of the homes they’re staying in at that time. By investing together, we align incentives towards creating value for everyone.

Since its formation in January 2023, our Company has been engaged primarily in acquiring properties for its series offerings, developing the financial, offering and other materials to facilitate fundraising, and taking the steps necessary to effectuate the series offerings and management of the associated series properties. As of December 31, 2025 and 2024, our Company has acquired 12 properties.

Emerging Growth Company

We may elect to become a public reporting company under the Exchange Act. If we elect to do so, we will be required to publicly report on an ongoing basis as an emerging growth company, as defined in the JOBS Act, under the reporting rules set forth under the Exchange Act. For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not emerging growth companies, including, but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We may elect to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We would expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1 billion; (ii) the date that we become a large accelerated filer as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our series interests that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

Distributions

The manager has sole discretion in determining what distributions of Free Cash Flow, if any, are made to interest holders except as otherwise limited by law or the operating agreement. Our Company expects the manager to make distributions of any free cash flow on a monthly or other periodic basis as determined by the manager. However, the manager may change the timing of distributions in its sole discretion. Investors will be required to update their personal information on a regular basis to make sure they receive all allocated distributions. We will utilize a “mobile wallet” feature for payment of distributions (the “Arrived Homes Wallet”). The Arrived Homes Wallet will be used to allow investors to pay for subscriptions, receive distributions and reinvest distributions.

Valuation Policies

Following the six-month introductory period, at the end of each quarterly period, our manager’s internal accountants and asset management team will calculate a net asset value (“NAV”) per interest for each series using a process that reflects, among other matters,

●	an estimated value of the series property, as determined by the manager’s asset management team, including related liabilities, based upon (a) information from publicly available sources related to (i) market rents, comparable sales information and interest rates and (ii) with respect to debt, default rates and discount rates, and (b) in certain instances, reports regarding the underlying real estate provided by an independent valuation expert or automated valuation models;

●	the price of liquid assets for which third party market quotes are available;

●	accruals of our periodic distributions on interests in the series; and

●	estimated accruals of the revenues, fees and expenses of the series where we will (a) amortize the brokerage fee, offering expenses and sourcing fee over five years and (b) include accrued fees and operating expenses, accrued distributions payable, accrued management fees and any inter-company loans extended to the series by our manager

Such determinations may include subjective judgments by the manager regarding the applicability of certain inputs to market rents and comparable sales information. While we do look at capitalization rates to help us to determine whether or not to acquire a property (see “Description of Business - Our Investment Criteria” in our latest Offering Circular), we do not utilize a capitalization rate approach in determining NAV, because given the nature of the series properties as primary residences, we do not believe that the value of a series’ primary asset can be determined based solely on the series’ rental revenues as the resale value of such asset will be decided independently of the success of such rental revenues.

Note, however, that the determination of the NAV for the interests of each series is not based on, nor intended to comply with, fair value standards under U.S. Generally Accepted Accounting (“GAAP”), and such NAV may not be indicative of the price that we would receive for our assets at current market conditions. In instances where we determine that an appraisal of the series property is necessary, including, but not limited to, instances where the manager is unsure of its ability on its own to accurately determine the estimated value of such series property, or instances where third party market values for comparable properties are either nonexistent or extremely inconsistent, we will engage an appraiser that has expertise in appraising residential real estate assets, to act as our independent valuation expert. The independent valuation expert is not responsible for, nor for preparing, our NAV per interest. See “Description of the Securities Being Offered—Valuation Policies” in our latest Offering Circular for more details about the NAV and how it will be calculated, including the subsection “NAV Estimates Determination and Valuation Methodology” for additional information regarding our manager’s NAV valuation methodology.

Critical Accounting Policies

Our accounting policies will conform with GAAP. The preparation of financial statements in conformity with GAAP will require us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. We intend to make these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We will continually test and evaluate our estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from our estimates and assumptions.

We believe our critical accounting policies govern the significant judgments and estimates used in the preparation of our financial statements. Please refer to Note 2, Summary of Significant Accounting Policies, included in the financial statements, for a more thorough discussion of our accounting policies and procedures.

Operating Results

Revenues

Revenues are generated at the series level and are derived from short term leases on the series property. Consolidated rental income was $968,249 for the year ended December 31, 2025 compared to the rental income of $739,618 for the year ended December 31, 2024. The increase was primarily driven by higher occupancy rates and average daily rates across the Company’s existing properties. All revenues generated by each series during the years ended December 31, 2025 and 2024 are listed in the table below. Such amounts are based on the audited financial statements of the Company and each series included in this Annual Report on Form 1-K:

Series Name	December 31, 2025	December 31, 2024
Alta	$61,252	$32,284
BeatBox	85,136	81,353
Byers	151,584	9,725
Coquina	59,906	79,866
Knoll	94,832	87,512
Pinkshell	94,061	91,665
Preciosa	78,363	71,388
Sandbar	87,438	92,615
Seafoam	73,785	80,669
Solano	69,584	17,554
Tiara	112,308	94,987
Vita	-	-
	$968,249	$739,618

Operating Expenses

The operating expenses incurred prior to the closing of an offering related to any of the series are being paid by our manager and are reimbursed by such series out of the gross offering proceeds upon closing of the relevant series offering. Consolidated operating expenses increased from $1,392,876 for the year ended December 31, 2024 to $1,441,784 for the year ended December 31, 2025. The modest increase reflects normal inflationary pressures on property operating costs across the Company’s properties, including maintenance, utilities, and property management fees. Such operating expenses include real estate taxes, property insurance, HOA fees, legal fees, other professional fees, depreciation, and repair and maintenance costs.

Upon closing, each individual series becomes responsible for funding its own operating expenses. The following table summarizes the total operating expenses by series as of December 31, 2025 and 2024. Such amounts are based on the audited financial statements of the Company and each series included in this Annual Report on Form 1-K:

	December 31, 2025			December 31, 2024
Series Name	Operating expenses	Depreciation	Total expenses	Operating expenses	Depreciation	Total expenses
Alta	$52,547	$63,202	$115,749	$53,036	$56,301	$109,337
BeatBox	61,900	44,268	106,168	65,250	41,763	107,013
Byers	78,205	88,355	166,560	36,188	18,224	54,411
Coquina	75,542	37,902	113,445	90,553	44,924	135,477
Knoll	68,748	60,193	128,942	116,913	60,193	177,106
Pinkshell	89,599	28,698	118,296	116,966	27,438	144,404
Preciosa	53,768	50,227	103,996	44,805	50,227	95,032
Sandbar	83,324	42,601	125,925	109,041	41,341	150,381
Seafoam	78,768	43,537	122,305	103,304	43,285	146,589
Solano	80,874	42,757	123,631	80,880	18,939	99,819
Tiara	108,229	37,886	146,115	93,484	36,556	130,041
Vita	56,964	13,689	70,654	29,578	13,689	43,267
	$888,470	$553,314	$1,441,784	$939,996	$452,880	$1,392,876

Other Expenses

During the years ended December 31, 2025 and 2024, some series incurred interest expenses. The following table summarizes the total of such expenses incurred by each series during the years ended December 31, 2025 and 2024. Interest expense decreased from $97,666 for the year ended December 31, 2024 to $76,328 for the year ended December 31, 2025. This decrease is primarily attributable to lower average outstanding bridge financing balances during 2025. Such amounts are based on the audited financial statements of the Company and each series included in this Annual Report on Form 1-K:

Series Name	December 31, 2025	December 31, 2024
Alta	$6,138	$222
BeatBox	454	46,993
Byers	-	12,984
Coquina	184	-
Knoll	522	-
Pinkshell	1,450	50
Preciosa	-	-
Sandbar	563	17
Seafoam	1,530	95
Solano	-	37,305
Tiara	16	-
Vita	65,474	-
	$76,328	$97,666

Liquidity and Capital Resources

From inception, our manager has financed the business activities of each series. Upon the first closing of a particular series offering, the manager is reimbursed out of the proceeds of the relevant offering. Until such time as the series have the capacity to generate cash flows from operations, our manager may cover any deficits through capital contributions, which may be reimbursed upon closing of the relevant offering.

As discussed in Note 3 to the consolidated financial statements, the Company’s ability to continue as a going concern is dependent upon the ability to generate cash flow from rental activities and/or obtain financing from the manager. Management believes that the continued support of the manager, the planned launch of additional series offerings, and the cash generated from rental operations will provide sufficient liquidity to meet the Company’s obligations. However, there can be no assurance that these plans will be successful.

Cash and Cash Equivalent Balances

Cash is held at the series level. Consolidated cash and cash equivalents decreased from $316,263 as of December 31, 2024 to $267,097 as of December 31, 2025. The decrease was primarily driven by distributions to investors of $304,056, partially offset by cash generated from operating activities and proceeds from the issuance of operational notes payable. The following table summarizes the cash and cash equivalents held by each series as of December 31, 2025 and 2024. Such amounts are based on the audited financial statements of the Company and each series included in this Annual Report on Form 1-K:

Series Name	December 31, 2025	December 31, 2024
Alta	$3,236	$2,772
BeatBox	4,921	28,561
Byers	121,072	43,050
Coquina	5,009	20,638
Knoll	5,272	3,858
Pinkshell	2,913	4,704
Preciosa	24,199	27,332
Sandbar	5,811	1,037
Seafoam	5,506	1,290
Solano	83,218	141,104
Tiara	5,941	7,058
Vita	-	34,858
	$267,097	$316,263

Plan of Operations

We intend to hold and manage the series properties for five to fifteen years, during which time we will operate the series properties as short-term rental income properties. During this period, we intend to distribute any free cash flow to investors.

As each of our properties reaches what we believe to be its optimum value, we will consider disposing of the property. The determination of when a particular property should be sold or otherwise disposed of will be made after consideration of relevant factors, including prevailing and projected economic conditions, whether the value of the property is anticipated to appreciate or decline substantially, local regulatory changes, environmental and other factors that may reduce the desirability of short-term rentals in a particular market, and how operating history may impact the potential sales price. The manager may determine that it is in the best interests of members to sell a property earlier than five years or to hold a property for more than fifteen years.

We plan to launch a number of additional series and related offerings in the next twelve months.  As of the current date, we do not know how many series we will be offering, however, in any case, the aggregate dollar amount of all of the series interests that we will sell within the 12-month period following qualification of our Form 1-A by the Commission will not exceed the maximum amount allowed under Regulation A. It is anticipated that the proceeds from any offerings closed during the next twelve months will be used to acquire additional properties.

Our Policies for Approving Short Term Rentals

We intend to partner with various short term rental property managers to align our vacation rental properties with vacationing tenants via their own platform, Airbnb, Vrbo, and/or similar. The applicants will provide payment for the short term rental upfront via the platforms listed, plus any additional deposits required, and the property manager will pay the net proceeds, consisting of total rental revenue less operating expenses.

Trend Information

Our results of operations are affected by a variety of factors, including conditions in the financial markets and the economic and political environments, particularly in the United States. Global economic conditions, including political environments, financial market performance, interest rates, credit spreads or other conditions beyond our control are unpredictable and could negatively affect the value of the series properties, our ability to acquire and manage single family rentals and the success of our current and future offerings. In addition to the aforementioned macroeconomic trends, we believe the following factors will influence our future performance:

-	Recent increases in interest rates may have a negative effect on the demand for our offerings due to the attractiveness of alternative investments.

-	The continuing increase in prices in the United States housing market may result in difficulties in sourcing properties and meeting demand for our offerings.

-	Continued increases in remote work arrangements may lead to greater rental activity in our target markets.

Recent Developments

Revenues

Revenues are generated at the series level and are derived from short term rentals on the series property. All revenues generated by any series during the period January 1, 2026 through February 28, 2026 are listed below. For the avoidance of doubt, the below amounts are unaudited.

Series Name	February 28, 2026
Alta	$18,170
BeatBox	20,047
Byers	38,021
Coquina	7,976
Knoll	10,604
Pinkshell	1,176
Preciosa	17,577
Sandbar	4,658
Seafoam	1,152
Solano	11,327
Tiara	-
Vita	-
$130,708

Operating Expenses

The operating expenses incurred prior to the closing of an offering related to any of the series are being paid by our manager and are reimbursed by such series out of the gross offering proceeds upon closing of the relevant series offering. Such operating expenses include real estate taxes, property insurance, HOA fees, legal fees, other professional fees, depreciation, and repair and maintenance costs. Upon closing, each series becomes responsible for its own operating expenses.

The following table summarizes the total operating expenses incurred by each series during the period January 1, 2026 through February 28, 2026. For the avoidance of doubt, the below amounts are unaudited.

February 28, 2026
Series Name	Operating Expenses	Depreciation	Total Expenses
Alta	$21,575	$10,534	$32,109
BeatBox	14,863	7,378	22,241
Byers	23,958	14,739	38,698
Coquina	11,366	6,466	17,832
Knoll	14,556	10,032	24,588
Pinkshell	8,919	4,783	13,702
Preciosa	7,232	8,371	15,603
Sandbar	11,649	7,100	18,749
Seafoam	10,246	7,256	17,503
Solano	13,769	7,126	20,896
Tiara	9,551	6,314	15,866
Vita	1,992	2,282	4,274
	$149,678	$92,381	$242,059

Other Expenses

The following table summarizes the total of such expenses incurred by each series during the period January 1, 2026 through February 28, 2026. For the avoidance of doubt, the below amounts are unaudited.

Series Name	February 28, 2026
Alta	$-
BeatBox	-
Byers	-
Coquina	-
Knoll	-
Pinkshell	-
Preciosa	-
Sandbar	-
Seafoam	-
Solano	-
Tiara	-
Vita	-
$-

Cash and Cash Equivalent Balances

Cash is held at the series level. The following table summarizes the cash and cash equivalents held by series as of February 28, 2026. For the avoidance of doubt, the below amounts are unaudited.

Series Name	February 28, 2026
Alta	$8,424
BeatBox	9,011
Byers	116,512
Coquina	10,133
Knoll	14,254
Pinkshell	3,897
Preciosa	28,165
Sandbar	2,104
Seafoam	1,607
Solano	80,647
Tiara	2,111
Vita	-
$276,866

Item 3. Directors AND Officers

General

The manager of our Company is Arrived Fund Manager, LLC, a Delaware limited liability company. The manager has established a Board of Directors for our Company, consisting of two members, Ryan Frazier and Kenneth Cason.

The nature of our business to be conducted or promoted by us must at all times be to engage in any lawful act or activity for which LLCs may be organized under the Delaware Limited Liability Company Act.

All of our directors and executive officers are employees of the manager. The executive offices of the manager are located at 1700 Westlake Ave N, Suite 200, Seattle, WA 98109, and the telephone number of the manager’s executive offices is (814) 277-4833.

Executive Officers and Directors

The following table sets forth certain information with respect to each of the directors and executive officers of the manager:

Individual	Age	Position Held with our Company (1)(2)	Position Held with the Manager
Ryan Frazier	37	Chief Executive Officer and Director	Chief Executive Officer, President and Director
Sue Korn	56	Chief Financial Officer	Chief Financial Officer
Kenneth Cason	39	Chief Technology Officer and Director	Chief Technology Officer and Director
Alejandro Chouza	45	Chief Operating Officer	Chief Operating Officer

(1)	The terms in office of Mr. Frazier, Mr. Cason, and Mr. Chouza began upon the organization of our Company on January 12, 2023. Ms. Korn’s term in office began upon her appointment as CFO on January 11, 2024. The current executive officers and directors will serve in these capacities indefinitely, or until their successors are duly appointed or elected, as applicable.

(2)	The executive officers of the manager are currently devoting a significant amount of their working time to the operations of our Company to satisfy their respective responsibilities to the management of our Company. Our officers will be working on a part-time basis for our business and are expected to devote at least forty (40) hours per month to the operations and management of our Company.

Biographical Information

Set forth below is biographical information of our executive officers and directors.

Ryan Frazier, our Chief Executive Officer and a director, has served as the Chief Executive Officer, President, and a director of Arrived Holdings, Inc. since its inception in February 2019 and as CEO and director of our Company since its inception. In 2011, Mr. Frazier co-founded and was the CEO of DataRank, Inc., a social media listening platform used by Fortune 500 companies, including Procter & Gamble, Coca Cola, and The Clorox Company, to garner insights from their consumers. Mr. Frazier led DataRank through a merger with Simply Measured, Inc. in 2015, and again through a merger with Sprout Social, Inc. in 2017, after which he acted in the role of General Manager, leading the integration of the Simply Measured, Inc. and Sprout Social businesses in Sprout Social’s Seattle office. Mr. Frazier is an alumnus of Y Combinator, S13, and he graduated from the University of Arkansas in 2010 with a B.S. in International Business.

Sue Korn, our Chief Financial Officer, has served as the Chief Financial Officer of Arrived Holdings since January 2024. Ms. Korn began her career in equity research for diversified financial services companies at Kidder, Peabody in 1992, later moving to investment banking in Salomon Smith Barney’s Financial Institutions Group in 1997. She joined Providian Financial in 1998 where she oversaw planning and analysis, data management and reporting for a $33 billion credit card business. In 2011 she transitioned to FinTech, bringing her financial expertise to companies such as Prosper Marketplace (FP&A and back office operations), LendingClub (marketplace operations and treasury), Oportun (FP&A and accounting) and was co-founder/CFO/Head of Operations for online lender Vouch Financial. Ms. Korn graduated from Colby College with a B.A. in Philosophy/Math in 1991 and earned her M.B.A from Kellogg Graduate School of Management at Northwestern University in 1997 with majors in Finance, Management and Strategy and Organizational Behavior. She has held the Chartered Financial Analyst® designation since 1998.

Kenneth Cason, our Chief Technology Officer and a director, has served as the Chief Technology Officer and director of Arrived Holdings, Inc. since its inception in February 2019. Beginning in 2011, Mr. Cason served as the Co-Founder and Chief Technology Officer of DataRank, Inc. Mr. Cason worked extensively to help design and build large scale data collection, processing, and search systems. He remained employed with DataRank through two mergers; first with Simply Measured, Inc., in 2015, and then again with Sprout Social in 2017. During both mergers he worked to lead and integrate each company’s tech stack. Mr. Cason is an alumnus of Y Combinator, S13, and he graduated from the University of Arkansas in 2010 with a B.S. in Computer Science and also received Associate degrees in Mathematics, Japanese and Chinese.

Alejandro Chouza, our Chief Operating Officer, has served as the Chief Operating Officer of Arrived Holdings, Inc. since its inception in February 2019. Mr. Chouza was previously the VP of Operations of Oyo Rooms beginning in May 2019. Prior to that, Mr. Chouza was the Regional General Manager of Uber Technologies, Inc., from September 2014 through May 2019, where he launched and managed operations in Mexico and the Northwest USA markets. Mr. Chouza graduated with a B.S. from Babson College and an M.B.A. from The Wharton School of the University of Pennsylvania.

There are no arrangements or understandings known to us pursuant to which any director was or is to be selected as a director or nominee. There are no agreements or understandings for any executive officer or director to resign at the request of another person and no officer or director is acting on behalf of nor will any of them act at the direction of any other person.

There are no family relationships between any director, executive officer, person nominated or chosen to become a director or executive officer or any significant employee.

The Manager and the Operating Agreement

The manager will be responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our investment strategy. The manager and its officers will not be required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require.

The manager will perform its duties and responsibilities pursuant to the operating agreement. The manager will maintain a contractual, as opposed to a fiduciary relationship, with us and our investors. Furthermore, we have agreed to limit the liability of the manager and to indemnify the manager against certain liabilities.

The operating agreement further provides that our manager, in exercising its rights in its capacity as the managing member, will be entitled to consider only such interests and factors as it desires, including its own interests, and will have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting our Company, any series of interests or any of the interest holders and will not be subject to any different standards imposed by the operating agreement, the LLC Act or under any other law, rule or regulation or in equity.  In addition, the operating agreement provides that our manager will not have any duty (including any fiduciary duty) to our Company, any series or any of the interest holders.

Our manager has not sponsored any prior real estate investment programs. Accordingly, this Form 1-K does not contain any information concerning prior performance of our manager and its affiliates, which means that you will be unable to assess any results from their prior activities before deciding whether to purchase interests in our series.

Responsibilities of the Manager

The responsibilities of the manager include:

●	Investment Advisory, Origination and Acquisition Services such as approving and overseeing our overall investment strategy, which will consist of elements such as investment selection criteria, diversification strategies and asset disposition strategies;

●	Offering Services such as the development of our series offerings, including the determination of their specific terms;

●	Management Services such as investigating, selecting, and, on our behalf, engaging and conducting business with such persons as the manager deems necessary to the proper performance of its obligations under the operating agreement, including but not limited to consultants, accountants, lenders, technical managers, attorneys, corporate fiduciaries, escrow agents, depositaries, custodians, agents for collection, insurers, insurance agents, developers, construction companies, property managers and any and all persons acting in any other capacity deemed by the manager necessary or desirable for the performance of any of the services under the operating agreement;

●	Accounting and Other Administrative Services such as maintaining accounting data and any other information concerning our activities as will be required to prepare and to file all periodic financial reports and returns required to be filed with the Commission and any other regulatory agency, including annual financial statements, and managing and performing the various administrative functions necessary for our day-to-day operations;

●	Investor Services such as managing communications with our investors, including answering phone calls, preparing and sending written and electronic reports and other communications;

●	Financing Services such as monitoring and overseeing the service of our debt facilities and other financings, if any; and

●	Disposition Services such as evaluating and approving potential asset dispositions, sales or liquidity transactions.

Manager Affiliates

Our manager controls nine affiliated entities also conducting offerings under Tier 2 of Regulation A:

Arrived Homes, LLC – Arrived Homes, LLC was formed on July 13, 2020 as a Delaware series limited liability company to permit public investment in individual real estate properties that will be owned by individual series of Arrived Homes, LLC.

Arrived Homes II, LLC – Arrived Homes II, LLC was formed on February 2, 2022 as a Delaware series limited liability company to permit public investment in individual real estate properties that will be owned by individual series of Arrived Homes II, LLC.

Arrived STR, LLC – Arrived STR, LLC was formed on July 11, 2022 as a Delaware series limited liability company to permit public investment in individual real estate properties that will be owned by individual series of Arrived STR, LLC.

Arrived Homes 3, LLC – Arrived Homes 3, LLC was formed on January 4, 2023 as a Delaware series limited liability company to permit public investment in individual real estate properties that will be owned by individual series of Arrived Homes 3, LLC.

Arrived Homes 4, LLC – Arrived Homes 4, LLC was formed on July 28, 2023 as a Delaware series limited liability company to permit public investment in individual real estate properties that will be owned by individual series of Arrived Homes 4, LLC.

Arrived Homes 5, LLC – Arrived Homes 5, LLC was formed on July 12, 2024 as a Delaware series limited liability company to permit public investment in individual real estate properties that will be owned by individual series of Arrived Homes 5, LLC.

Arrived SFR Genesis Fund, LLC– Arrived SFR Genesis Fund, LLC was formed on May 1, 2023 as a Delaware limited liability company to originate, invest in and manage a diversified portfolio of single family residential real estate properties.

Arrived Debt Fund, LLC – Arrived Debt Fund, LLC was formed on December 21, 2023 as a Delaware limited liability company to invest in and manage a diversified portfolio of residential real estate investments.

Arrived Seattle Fund, LLC – Arrived Seattle Fund, LLC was formed on February 25, 2025 as a Delaware limited liability company to invest in and manage a diversified portfolio of real estate properties located in the Seattle/Tacoma, Washington area, and real estate credit investments.

Compensation of Executive Officers

We do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by our Company. Each of our executive officers, who are also executive officers of the manager, manages our day-to-day affairs, oversees the review, selection and recommendation of investment opportunities, services acquired properties and monitors the performance of these properties to ensure that they are consistent with our investment objectives. Each of these individuals receives compensation for his or her services, including services performed for us on behalf of the manager, from the manager. We do not intend to pay any compensation to these individuals.

Compensation of the Manager

The manager will receive compensation and reimbursement for costs incurred relating to our series offerings (e.g., Offering Expenses and Acquisition Expenses). Neither the manager nor any of its affiliates will receive any selling commissions or dealer manager fees in connection with this or other series offerings. See “Management—Management Compensation” in our offering circular and Note 9, Related Party Transactions in our financial statements for further details.

Item 4. Security Ownership of Management and Certain Securityholders

Our Company is managed by Arrived Fund Manager, LLC, the manager, who will also be the manager of all of our series. The manager currently does not own, and at the closing of each series offering is not expected to own, any of the interests in any series.

As of April 20, 2026, no executive officers and directors beneficially own more than 10% of any series of our Company. Additionally, as of April 20, 2026, no other security holders beneficially own more than 10% of any series of our Company.

The manager or an affiliate of the manager may purchase interests in any series of our Company on the same terms as offered to investors. No brokerage fee will be paid on any interests purchased by the manager or its affiliates. Additionally, the manager may acquire interests in any series of our Company in the event that a promissory note issued to the manager in connection with the acquisition of a series property, if outstanding, is not repaid on or prior to its maturity date, at which point, the outstanding balance of the promissory note will be converted into series interests under the same terms as in the applicable series offering. See “Management-Management Compensation” in our offering circular for more detail.

The address of Arrived Fund Manager, LLC is 1700 Westlake Ave N, Suite 200, Seattle, WA 98109.

Item 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN Transactions

Since our formation in January 2023, we have entered into a number of transactions in which we were a participant and the amount involved exceeded or exceeds the lesser of $120,000 and one percent of the average of our total assets as of the date of formation, and in which any related person had a direct or indirect material interest (other than compensation described under “Compensation of Directors and Executive Officers” in our offering circular). See “The Series Properties Being Offered” in our latest offering circular, which may be accessed here, for a description of the manager’s involvement in the purchase of properties on the relevant series’ behalf and the subsequent issuance of promissory notes by the series to the manager. See “Management—Management Compensation” in our offering circular for a description of the fees paid to the manager. We believe the terms obtained or consideration that we paid or received, as applicable, in connection with such transactions were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions. With respect to the additional series that will be offering their interests by way of this offering circular and other future series, their properties will be acquired in accordance with one of the acquisition methods discussed in the section titled “Description of Business⸺Acquisition Mechanics” in our offering circular. Therefore, the manager is expected to continue to receive interest income from loans to the multiple series.

Item 6. Other Information

None.

Item 7. Financial Statements

ARRIVED STR 2, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Manager and Members of
Arrived STR 2, LLC

Seattle, Washington

Opinion on the Consolidated and Consolidating Financial Statements

We have audited the accompanying consolidated and consolidating balance sheets of Arrived STR 2, LLC and its series (the Company) as of December 31, 2025 and 2024, and the related consolidated and consolidating statements of comprehensive income (loss), changes in members’ equity (deficit), and cash flows for each of the two years in the period ended December 31, 2025 , and the related notes (collectively referred to as the consolidated and consolidating financial statements). In our opinion, the consolidated and consolidating financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying consolidated and consolidating financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the consolidated and consolidating financial statements, the Company’s lack of liquidity and losses from operations since inception raise substantial doubt about their ability to continue as a going concern.  Management’s plans in regard to these matters are also described in Note 3. The consolidated and consolidating financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated and consolidating financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated and consolidating financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated and consolidating financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated and consolidating financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated and consolidating financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated and consolidating financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Stephano Slack LLC

We have served as the Company’s auditor since 2024.

Wayne, Pennsylvania

April 30, 2026

ARRIVED STR 2, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET

DECEMBER 31, 2025

	Alta	Beatbox	Byers	Coquina	Knoll	Pinkshell	Preciosa	Sandbar	Seafoam	Solano	Tiara	Vita	Consolidated
ASSETS
Current assets:
Cash	$3,236	$4,921	$121,072	$5,009	$5,272	$2,913	$24,199	$5,811	$5,506	$83,218	$5,941	$-	$267,097
Other receivables	-	-	-	-	-	-	-	-	-	-	300	-	300
Prepaid expenses	2,692	-	821	977	530	-	-	1,744	1,731	-	278	-	8,773
Due from third party property managers	12,057	-	-	475	-	-	-	-	-	-	-	-	12,532
Due from related parties	-	-	10,104	-	-	-	-	-	-	3,681	-	-	13,785
Total current assets	17,984	4,921	131,997	6,461	5,802	2,913	24,199	7,554	7,237	86,899	6,519	-	302,487
Property and equipment, net	875,855	775,529	667,272	748,322	1,038,703	788,822	881,980	835,109	821,219	1,042,297	725,251	-	9,200,358
Assets held for sale	-	-	-	-	-	-	-	-	-	-	-	621,000	621,000
Total assets	$893,839	$780,450	$799,269	$754,784	$1,044,505	$791,735	$906,179	$842,663	$828,456	$1,129,196	$731,770	$621,000	$10,123,845

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	4,440	3,478	12,177	-	3,292	7,858	3,302	3,738	5,171	3,244	10,328	67,828	124,854
Accounts payable	-	1,089	1,450	1,410	120	2,186	-	2,059	1,979	103	670	-	11,065
Due to third party property managers	-	-	-	-	3,762	-	1,416	-	-	-	-	-	5,178
Due to related parties	6,954	5,365	-	896	3,908	9,935	8,843	10,022	7,284	-	9,067	51,845	114,119
Total Current liabilities	11,394	9,932	13,627	2,306	11,082	19,979	13,561	15,819	14,434	3,347	20,065	119,673	255,217
Bridge financing, related party	-	-	-	-	-	-	-	-	-	-	-	775,730	775,730
Operational notes, related party	94,600	7,000	-	28,300	31,400	52,000	-	28,000	62,900	-	17,200	-	321,400
Total liabilities	105,994	16,932	13,627	30,606	42,482	71,979	13,561	43,819	77,334	3,347	37,265	895,403	1,352,347
Members’ equity (deficit)
Members’ capital	965,380	948,063	858,289	866,942	1,214,418	921,699	991,298	957,759	946,479	1,299,466	848,666	125,370	10,943,829
Accumulated deficit	(177,535)	(184,545)	(72,647)	(142,764)	(212,395)	(201,943)	(98,680)	(158,914)	(195,357)	(173,616)	(154,162)	(399,773)	(2,172,330)
Total members’ equity (deficit)	787,845	763,518	785,642	724,178	1,002,023	719,757	892,618	798,844	751,122	1,125,850	694,505	(274,403)	8,771,499
Total liabilities and members’ equity (deficit)	$893,839	$780,450	$799,269	$754,784	$1,044,505	$791,735	$906,179	$842,663	$828,456	$1,129,196	$731,770	$621,000	$10,123,845

The accompanying notes are an integral part of these consolidated and consolidating financial statements.

ARRIVED STR 2, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET

DECEMBER 31, 2024

	Alta	Beatbox	Byers	Coquina	Knoll	Pinkshell	Preciosa	Sandbar	Seafoam	Solano	Tiara	Vita	Consolidated
ASSETS
Current assets:
Cash	$2,772	$28,561	$43,050	$20,638	$3,858	$4,704	$27,332	$1,037	$1,290	$141,104	$7,058	$34,858	$316,263
Other receivables	-	-	37,527	-	-	-	-	-	-	-	-	-	37,527
Prepaid expenses	1,056	875	1,398	4,055	1,543	4,081	969	6,115	6,053	944	2,944	704	30,737
Due from (to) third party property managers	6,987	-	-	-	-	-	5,157	-	-	-	-	-	12,143
Total current assets	10,814	29,436	81,975	24,693	5,401	8,785	33,458	7,152	7,343	142,049	10,002	35,563	396,671
Property and equipment, net	939,056	819,797	750,729	780,879	1,098,896	817,520	932,207	877,709	864,755	1,085,054	763,137	604,942	10,334,681
Total assets	$949,870	$849,233	$832,704	$805,572	$1,104,298	$826,305	$965,665	$884,861	$872,098	$1,227,103	$773,139	$640,504	$10,731,352

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	6,372	7,558	9,691	5,074	5,690	13,255	7,918	9,216	10,616	8,669	15,508	3,050	102,618
Due to third party property managers	-	-	-	4,007	3,762	-	-	-	-	-	0	-	7,769
Due to (from) related parties	5,523	31,652	(105,849)	4,930	37,584	30,443	4,739	11,740	27,516	1,674	5,150	-	55,102
Total current liabilities	11,895	39,210	(96,158)	14,011	47,035	43,698	12,657	20,956	38,133	10,343	20,658	3,050	165,489
Bridge financing, related party	-	-	-	-	-	-	-	-	-	-	-	775,730	775,730
Operational notes, related party	81,800	-	-	-	-	18,600	-	6,400	17,400	-	-	-	124,200
Total liabilities	93,695	39,210	(96,158)	14,011	47,035	62,298	12,657	27,356	55,533	10,343	20,658	778,780	1,065,419
Members’ equity
Members’ capital	973,075	973,082	986,532	880,603	1,235,026	940,264	1,026,056	977,370	961,873	1,336,329	872,820	125,370	11,288,400
Accumulated deficit	(116,900)	(163,059)	(57,671)	(89,042)	(177,763)	(176,257)	(73,048)	(119,865)	(145,308)	(119,569)	(120,339)	(263,645)	(1,622,467)
Total members’ equity	856,175	810,022	928,862	791,561	1,057,262	764,007	953,008	857,505	816,566	1,216,759	752,480	(138,276)	9,665,933
Total liabilities and members’ equity	$949,870	$849,233	$832,704	$805,572	$1,104,298	$826,305	$965,665	$884,861	$872,098	$1,227,103	$773,139	$640,504	$10,731,352

The accompanying notes are an integral part of these consolidated and consolidating financial statements.

ARRIVED STR 2, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE LOSS

FOR THE YEAR ENDED DECEMBER 31, 2025

	Alta	Beatbox	Byers	Coquina	Knoll	Pinkshell	Preciosa	Sandbar	Seafoam	Solano	Tiara	Vita	Consolidated

Rental income	$61,252	$85,136	$151,584	$59,906	$94,832	$94,061	$78,363	$87,438	$73,785	$69,584	$112,308	$-	$968,249

Operating expenses:
Depreciation	63,202	44,268	88,355	37,902	60,193	28,698	50,227	42,601	43,537	42,757	37,886	13,689	553,314
Insurance	3,428	3,329	5,560	11,035	3,341	9,686	2,444	10,796	10,821	3,404	6,570	1,779	72,193
Management fees	11,118	-	-	9,325	-	-	11,319	-	-	-	-	-	31,761
Management fees, related party	3,063	21,284	37,273	4,900	23,526	23,060	3,918	21,410	17,726	17,396	28,067	-	201,623
Repairs & maintenance	14,018	18,078	14,499	21,659	9,465	21,111	12,043	21,154	18,456	34,474	35,136	12,632	232,726
Property taxes	4,006	2,784	2,775	11,560	8,873	8,502	2,545	8,122	7,885	2,275	9,924	2,527	71,778
Impairment loss on asset held for sale	-	-	-	-	-	-	-	-	-	-	-	25,339	25,339
Other operating expenses	16,914	16,425	18,098	17,063	23,544	27,240	21,500	21,842	23,880	23,325	28,533	14,687	253,051
Total operating expenses	115,749	106,168	166,560	113,445	128,942	118,296	103,996	125,925	122,305	123,631	146,115	70,654	1,441,784

Loss from operations	(54,497)	(21,032)	(14,976)	(53,539)	(34,110)	(24,236)	(25,632)	(38,487)	(48,520)	(54,047)	(33,807)	(70,654)	(473,535)

Other expense
Interest expense	6,138	454	-	184	522	1,450	-	563	1,530	-	16	65,474	76,328
Other expenses	-	-	-	-	-	-	-	-	-	-	-	-	-
Total other expense	6,138	454	-	184	522	1,450	-	563	1,530	-	16	65,474	76,328

Net loss	$(60,635)	$(21,486)	$(14,976)	$(53,723)	$(34,632)	$(25,685)	$(25,632)	$(39,050)	$(50,049)	$(54,047)	$(33,822)	$(136,127)	$(549,863)

The accompanying notes are an integral part of these consolidated and consolidating financial statements.

ARRIVED STR 2, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE LOSS

FOR THE YEAR ENDED DECEMBER 31, 2024

	Alta	Beatbox	Byers	Coquina	Knoll	Pinkshell	Preciosa	Sandbar	Seafoam	Solano	Tiara	Vita	Consolidated

Rental income	$32,284	$81,353	$9,725	$79,866	$87,512	$91,665	$71,388	$92,615	$80,669	$17,554	$94,987	$-	$739,618

Operating expenses:
Depreciation	56,301	41,763	18,224	44,924	60,193	27,438	50,227	41,341	43,285	18,939	36,556	13,689	452,880
Insurance	3,222	3,481	532	13,868	5,598	19,348	2,214	19,016	18,845	2,070	7,956	1,785	97,935
Management fees	5,897	-	-	19,793	-	-	10,317	-	-	-	-	-	36,006
Management fees, related party	1,614	17,348	1,945	3,993	21,878	22,916	3,569	23,114	20,167	4,130	23,701	-	144,376
Repairs & maintenance	24,246	15,359	15,983	24,799	59,135	47,559	8,612	43,093	42,074	53,712	35,112	16,343	386,027
Property taxes	3,516	1,944	367	10,553	7,934	8,502	2,545	8,395	8,053	1,184	7,023	2,242	62,259
Home manager fee	-	5,945	-	-	1,052	-	-	-	-	-	-	-	6,997
Other operating expenses	14,540	21,171	17,360	17,547	21,316	18,642	17,548	15,423	14,164	19,784	19,693	9,208	206,395
Total operating expenses	109,337	107,013	54,411	135,477	177,106	144,404	95,032	150,381	146,589	99,819	130,041	43,267	1,392,876

Loss from operations	(77,053)	(25,659)	(44,686)	(55,611)	(89,595)	(52,739)	(23,645)	(57,766)	(65,920)	(82,265)	(35,054)	(43,267)	(653,259)

Other expense
Interest expense	222	46,993	12,984	-	-	50	-	17	95	37,305	-	-	97,666
Total other expense	222	46,993	12,984	-	-	50	-	17	95	37,305	-	-	97,666

Net loss	$(77,274)	$(72,653)	$(57,671)	$(55,611)	$(89,595)	$(52,789)	$(23,645)	$(57,783)	$(66,015)	$(119,569)	$(35,054)	$(43,267)	$(750,925)

The accompanying notes are an integral part of these consolidated and consolidating financial statements.

ARRIVED STR 2, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT)

FOR THE YEAR ENDED DECEMBER 31, 2025

	Alta	Beatbox	Byers	Coquina	Knoll	Pinkshell	Preciosa	Sandbar	Seafoam	Solano	Tiara	Vita	Consolidated

Balance at January 1, 2025	$856,175	$810,022	$928,862	$791,561	$1,057,262	$764,007	$953,008	$857,505	$816,566	$1,216,759	$752,480	$(138,276)	$9,665,933
Issuance of membership units, net of offering costs	-	-	168,845	-	-	-	-	-	-	-	-	-	168,845
Deemed distribution to manager	-	-	(209,359)	-	-	-	-	-	-	-	-	-	(209,359)
Distributions	(7,696)	(25,018)	(87,729)	(13,661)	(20,607)	(18,565)	(34,758)	(19,611)	(15,394)	(36,863)	(24,154)	-	(304,056)
Net loss	(60,635)	(21,486)	(14,976)	(53,723)	(34,632)	(25,685)	(25,632)	(39,050)	(50,049)	(54,047)	(33,822)	(136,127)	(549,863)
Balance at December 31, 2025	$787,845	$763,518	$785,642	$724,178	$1,002,023	$719,757	$892,618	$798,844	$751,122	$1,125,850	$694,505	$(274,403)	$8,771,499

The accompanying notes are an integral part of these consolidated and consolidating financial statements.

ARRIVED STR 2, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2024

	Alta	Beatbox	Byers	Coquina	Knoll	Pinkshell	Preciosa	Sandbar	Seafoam	Solano	Tiara	Vita	Consolidated

Balance at January 1, 2024	$953,109	$(90,406)	$-	$875,740	$1,196,124	$852,398	$1,016,509	$953,962	$910,696	$-	$822,460	$608,699	$8,099,290
Issuance of membership units, net of offering costs	-	987,194	962,688	-	(3,219)	-	-	-	-	1,311,067	-	-	3,257,730
Redemption of membership units	(1,400)	-	-	(100)	-	-	(300)	-	(400)	-	(400)	(776,230)	(778,830)
Deemed contribution from Manager	-	-	31,383	171	-	-	-	-	-	34,655	-	72,523	138,732
Distributions	(18,259)	(14,113)	(7,539)	(28,639)	(46,048)	(35,602)	(39,557)	(38,673)	(27,715)	(9,394)	(34,526)	-	(300,063)
Net loss	(77,274)	(72,653)	(57,671)	(55,611)	(89,595)	(52,789)	(23,645)	(57,783)	(66,015)	(119,569)	(35,054)	(43,267)	(750,925)
Balance at December 31, 2024	$856,175	$810,022	$928,862	$791,561	$1,057,262	$764,007	$953,008	$857,505	$816,566	$1,216,759	$752,480	$(138,276)	$9,665,933

The accompanying notes are an integral part of these consolidated and consolidating financial statements.

ARRIVED STR 2, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2025

	Alta	Beatbox	Byers	Coquina	Knoll	Pinkshell	Preciosa	Sandbar	Seafoam	Solano	Tiara	Vita	Consolidated

Cash flows from operating activities:
Net loss	$(60,635)	$(21,486)	$(14,976)	$(53,723)	$(34,632)	$(25,685)	$(25,632)	$(39,050)	$(50,049)	$(54,047)	$(33,822)	$(136,127)	(549,863)
Adjustment to reconcile net loss to net cash provided by operating activities:
Depreciation	63,202	44,268	88,355	37,902	60,193	28,698	50,227	42,601	43,537	42,757	37,886	13,689	553,314
Impairment loss on asset held for sale		-	-	-	-	-	-	-	-	-	-	25,339	25,339
(Increase) decrease in assets
Prepaid expenses	(1,636)	875	577	3,078	1,013	4,081	969	4,372	4,322	944	2,666	704	21,964
Other receivables	-	-	37,527	-	-	-	-	-	-	-	(300)	-	37,227
Due from (to) third party property managers	(5,070)	-	-	(4,482)	-	-	6,573	-	-	-	(0)	-	(2,979)
Increase (decrease) in liabilities
Accrued expenses	(1,932)	(4,080)	2,485	(5,074)	(2,398)	(5,397)	(4,616)	(5,479)	(5,445)	(5,425)	(5,180)	64,778	22,237
Accounts payable	-	1,089	1,450	1,410	120	2,186	-	2,059	1,979	103	670	-	11,065
Due to (from) related parties	1,431	(26,287)	(113,615)	(4,034)	(33,675)	(20,509)	4,104	(1,718)	(20,232)	(5,355)	3,917	26,506	(189,467)
Net cash provided by (used in) operating activities	(4,640)	(5,622)	1,803	(24,922)	(9,379)	(16,626)	31,625	2,785	(25,890)	(21,023)	5,836	(5,111)	(71,164)

Cash flows from investing activities
Additions to property and equipment, net	-	-	(4,897)	(5,346)	-	-	-	-	-	-	-	(29,747)	(39,991)
Net cash used in investing activities	-	-	(4,897)	(5,346)	-	-	-	-	-	-	-	(29,747)	(39,991)

Cash flows from financing activities
Proceeds from issuance of operational notes, related party	12,800	7,000	-	28,300	31,400	33,400	-	21,600	45,500	-	17,200	-	197,200
Repayments of bridge financing, related party	-	-	-	-	-	-	-	-	-	-	-	(775,730)	(775,730)
Proceeds from bridge financing, related party	-	-	-	-	-	-	-	-	-	-	-	775,730	775,730
Net proceeds from the issuance of membership units	-	-	168,845	-	-	-	-	-	-	-	-	-	168,845
Distributions	(7,696)	(25,018)	(87,729)	(13,661)	(20,607)	(18,565)	(34,758)	(19,611)	(15,394)	(36,863)	(24,154)	-	(304,056)
Net cash provided by (used in) financing activities	5,104	(18,018)	81,116	14,639	10,793	14,835	(34,758)	1,989	30,106	(36,863)	(6,954)	-	61,989
Net change in cash	464	(23,640)	78,021	(15,629)	1,414	(1,791)	(3,133)	4,774	4,216	(57,886)	(1,118)	(34,858)	(49,166)
Cash at beginning of the year	2,772	28,561	43,050	20,638	3,858	4,704	27,332	1,037	1,290	141,104	7,058	34,858	316,263
Cash at end of the year	$3,236	$4,921	$121,072	$5,009	$5,272	$2,913	$24,199	$5,811	$5,506	$83,218	$5,941	$-	$267,097

Cash paid for income taxes	$50	$156	$715	$70	$4,973	$5,967	$50	$6,448	$6,378	$451	$7,397	$702	$33,357
Cash paid for interest expenses	$6,138	$454	$-	$184	$522	$1,450	$-	$563	$1,530	$-	$16	$65,474	$76,328

Supplemental disclosure of non-cash investing and financing activities:
Deemed distribution to manager	$-	$-	$(209,359)	$-	$-	$-	$-	$-	$-	$-	$-	$-	$(209,359)

The accompanying notes are an integral part of these consolidated and consolidating financial statements.

ARRIVED STR 2, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2024

	Alta	Beatbox	Byers	Coquina	Knoll	Pinkshell	Preciosa	Sandbar	Seafoam	Solano	Tiara	Vita	Consolidated

Cash Flows from Operating Activities:
Net loss	$(77,274)	$(72,653)	$(57,671)	$(55,611)	$(89,595)	$(52,789)	$(23,645)	$(57,783)	$(66,015)	$(119,569)	$(35,054)	$(43,267)	(750,925)
Adjustment to reconcile net loss to net cash provided by operating activities:
Depreciation	56,301	41,763	18,224	44,924	60,193	27,438	50,227	41,341	43,285	18,939	36,556	13,689	452,880
(Increase) Decrease in assets
Prepaid expenses	365	875	1,398	2,600	1,013	2,768	193	4,372	4,322	944	603	237	19,690
Other receivables	(17,135)	-	(37,527)	835	321,920	-	-	-	-	-	-	-	268,093
Due from (to) third party property managers	(6,987)	-	-	7,761	-	-	(2,750)	-	-	-	-	-	(1,975)
Increase (decrease) in liabilities
Accrued expenses	1,359	(1,072)	9,691	(6,361)	(14,416)	2,559	(8,367)	(7,358)	(1,628)	8,669	259	(25)	(16,689)
Due to (from) related parties	4,793	92,692	(228,076)	(99)	(259,088)	15,582	(10,007)	1,416	8,991	(10,809)	(13,364)	72,048	(325,921)
Net cash provided by (used in) operating activities	(38,578)	61,606	(293,960)	(5,951)	20,028	(4,443)	5,652	(18,013)	(11,045)	(101,826)	(10,998)	42,683	(354,847)

Cash flows from investing activities
Additions to property and equipment	(88,892)	(18,932)	(238,138)	-	-	(8,400)	-	(8,400)	(13,651)	(73,183)	(7,250)	(7,325)	(464,172)
Net cash provided by (used in) investing activities	(88,892)	(18,932)	(238,138)	-	-	(8,400)	-	(8,400)	(13,651)	(73,183)	(7,250)	(7,325)	(464,172)

Cash flows from financing activities
Operational notes, related party	81,800	-	-	-	-	18,600	-	6,400	17,400	-	-	-	124,200
Repayments of mortgage payable	-	(693,025)	-	-	-	-	-	-	-	-	-	-	(693,025)
Repayments of related party for acquisition of property	-	(294,169)	-	-	-	-	-	-	-	(7,060)	-	-	(301,229)
Repayments of bridge financing, related party	-	-	(380,000)	-	-	-	-	-	-	(978,500)	-	-	(1,358,500)
Bridge financing, related party	-	-	-	-	-	-	-	-	-	-	-	775,730	775,730
Redemption of membership units	(1,400)	-	-	(100)	-	-	(300)	-	(400)	-	(400)	(776,230)	(778,830)
Net proceeds from the issuance of membership units	-	987,194	962,688	-	(3,219)	-	-	-	-	1,311,067	-	-	3,257,730
Distributions	(18,259)	(14,113)	(7,539)	(28,639)	(46,048)	(35,602)	(39,557)	(38,673)	(27,715)	(9,394)	(34,526)	-	(300,063)
Net cash provided by (used in) financing activities	62,141	(14,113)	575,149	(28,739)	(49,267)	(17,002)	(39,857)	(32,273)	(10,715)	316,114	(34,926)	(500)	726,012
Net change in cash	(65,329)	28,561	43,050	(34,690)	(29,239)	(29,845)	(34,205)	(58,686)	(35,411)	141,104	(53,174)	34,858	(93,007)
Cash at beginning of the year	68,101	-	-	55,328	33,098	34,550	61,537	59,723	36,701	-	60,232	-	409,270
Cash at end of the year	$2,772	$28,561	$43,050	$20,638	$3,858	$4,704	$27,332	$1,037	$1,290	$141,104	$7,058	$34,858	$316,263

Cash paid for income taxes	$50	$(50)	$(140)	$-	$(1,794)	$(382)	$(49)	$(295)	$(154)	$-	$(1,021)	$(913)	$(4,749)
Cash paid for interest expenses	$-	$(41,817)	$(12,984)	$-	$-	$-	$-	$-	$-	$(37,305)	$-	$-	$(92,106)

Supplemental disclosure of non-cash investing and financing activities:
Advance from related party for acquisition of property	$-	$294,169	$-	$-	$-	$-	$-	$-	$-	$7,060	$-	$-	$301,229
Bridge financing, related party	$-	$693,025	$380,000	$-	$-	$-	$-	$-	$-	$978,500	$-	$775,730	$2,827,255
Repayment of bridge financing through bridge financing, related party	$-	$(517,650)	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$(517,650)
Deemed contribution from manager	$-	$-	$31,383	$171	$-	$-	$-	$-	$-	$34,655	$-	$72,523	$138,732

The accompanying notes are an integral part of these consolidated and consolidating financial statements.

ARRIVED STR 2, LLC

NOTES TO THE CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS

NOTE 1: NATURE OF OPERATIONS

Arrived STR 2, LLC, is a Delaware series limited liability company formed on January 12, 2023 under the laws of Delaware. Arrived STR 2, LLC was formed to permit public investment in individual single family short-term rental homes, each of which will be held by a separate property-owning subsidiary owned by a separate series of limited liability interests or series that Arrived Fund Manager, LLC (the “manager”) establishes. As a Delaware series limited liability company, the debts, liabilities, obligations, and expenses incurred, contracted for or otherwise existing with respect to a particular series are segregated and enforceable only against the assets of such series, as provided under Delaware law.

The following list represents each series of Arrived STR 2, LLC and the wholly-owned limited liability company, which was used to acquire the short-term rental property for each series, along with the date the series was formed and the date that the series LLC acquired the short-term rental.

Series Name	State LLC Name and wholly owned subsidiary of the Series	Date Formed	Acquisition Date
Arrived Series Alta, a Series of Arrived STR 2, LLC (Alta)	Arrived NM Alta, LLC	4/4/2023	5/4/2023
Arrived Series BeatBox, a Series of Arrived STR 2, LLC (BeatBox)	Arrived AZ BeatBox, LLC	9/12/2023	10/4/2023
Arrived Series Byers, a Series of Arrived STR 2, LLC (Byers)	Arrived GA Byers, LLC	10/19/2022	7/1/2024 *
Arrived Series Coquina, a Series of Arrived STR 2, LLC (Coquina)	Arrived FL Coquina, LLC	4/28/2023	5/17/2023
Arrived Series Knoll, a Series of Arrived STR 2, LLC (Knoll)	Arrived NC Knoll, LLC	5/1/2023	5/18/2023
Arrived Series Pinkshell, a Series of Arrived STR 2, LLC (Pinkshell)	Arrived FL Pinkshell, LLC	2/16/2023	3/31/2023
Arrived Series Preciosa, a Series of Arrived STR 2, LLC (Preciosa)	Arrived AZ Preciosa, LLC	4/18/2023	5/11/2023
Arrived Series Sandbar, a Series of Arrived STR 2, LLC (Sandbar)	Arrived FL Sandbar, LLC	4/24/2023	5/30/2023
Arrived Series Seafoam, a Series of Arrived STR 2, LLC (Seafoam)	Arrived FL Seafoam, LLC	4/24/2023	5/30/2023
Arrived Series Solano, a Series of Arrived STR 2, LLC (Solano)	Arrived AZ Solano, LLC	5/7/2024	5/15/2024
Arrived Series Tiara, a Series of Arrived STR 2, LLC (Tiara)	Arrived SC Tiara, LLC	4/24/2023	5/10/2023
Arrived Series Vita, a Series of Arrived STR 2, LLC (Vita)	Arrived NC Vita, LLC	4/17/2023	5/3/2023

*	The series and LLC were acquired from a related entity under common control on July 1, 2024.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“GAAP”). The Company has adopted a calendar year as its fiscal year.

The Company is an emerging growth company as the term is used in the Jumpstart Our Business Startups Act, enacted on April 5, 2012, and has elected to comply with certain reduced public company reporting requirements, however, the Company may adopt accounting standards based on the effective dates for public entities.

Principles of Consolidation

These consolidated and consolidating financial statements include the accounts of Arrived STR 2, LLC and its series. All inter-company transactions and balances have been eliminated upon consolidation.

Use of Estimates

The preparation of the consolidated and consolidating financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the consolidated and consolidating financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

Deferred Offering Costs

The Company complies with the requirements of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to members’ equity upon the completion of an offering or to expense if the offering is not completed. Offering costs include offering expense reimbursements and sourcing fees as noted below.

Per the operating agreement, the manager is eligible to receive up to a maximum of 2% of the gross offering proceeds per the series offering, as reimbursement for offering expenses including legal, accounting, escrow, underwriting, filing and compliance costs, as applicable, related to a specific offering.

Upon completion of an offering, the series may also be required to pay the manager sourcing fees as defined in the offering documents. The manager is responsible for sourcing and analyzing the series property.

Fair Value of Financial Instruments

FASB guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 -	Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 -	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 -	Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts of the Company’s consolidated and consolidating financial instruments, such as cash and accrued expenses, approximate fair value due to the short-term nature of these instruments. The carrying value of the mortgage payables and operational notes payable, related party approximate their fair values based on interest rates and terms currently available for similar instruments.

Property Management Fee

The Company will appoint an affiliate of the manager or a third-party property management company to serve as property manager to manage the property of each series pursuant to a property management agreement. The fee arrangements for each property management company are set forth below:

Old Town Rentals LLC

Initially, as compensation for the services provided by the property manager, each series will be charged a property management fee equal to fifteen percent (15%) of all rents and fees as remitted to the series on a monthly basis. Such property management fee will increase to twenty percent (20%) of all rents and fees immediately following the time at which the net operating income of the series in a calendar year exceeds nine percent (9%) of the sum of the purchase price of the series property, the related furniture, fixtures and equipment and any setup costs for such series.

Boutiq, Inc.

As compensation for the services provided by the property manager, each series will be charged a property management fee equal to nineteen and one-half percent (19.5%) of all rents and fees as remitted to the series on a monthly basis. Such property management fee will be reduced to eighteen percent (18%) beginning immediately following the first accounting period that Boutiq, Inc. manages properties for any entity managed by the manager or its affiliates with a combined purchase price equal to or greater than $10 million.

Arrived Property Manager, LLC

Arrived Property Manager, LLC, is a related party under common control. As compensation for the property management services provided by the affiliated property manager, each series will be charged a property management fee equal to twenty percent (20%) of all rents as remitted to the series on a monthly basis. The series managed by Arrived Property Manager, LLC are listed in Note 9.

Furniture, Fixture and Equipment

In addition to the Management Fee, the series shall pay the property manager a one-time fee equal to twenty percent (20%) of out-of-pocket costs for furniture, fixture and equipment (“FF&E Fee”). The series shall pay the property manager the FF&E Fee upon the purchase of such furniture, fixture and equipment.

Property Disposition Fee

Upon the disposition and sale of the series property, the manager will charge the series a market rate property disposition fee that will cover property sale expenses such as brokerage commissions, and title, escrow and closing costs. It is expected that the disposition fee charged to the series will range from six to seven percent of the property sale price. To the extent that the actual property disposition fees are less than the amount charged to the series, the manager will receive the difference.

Prepaid and Accrued Expenses

Prepaid expenses consist of prepaid insurance. Accrued expenses include accrued property taxes, dividends, interest payable on the series’ mortgages payable, and interest payable for the series operational notes payable– related party.

Due From Third-party Property Managers

Due from third-party property managers are uncollateralized receivables due under normal trade terms generally requiring payment within 30 days from the approved prior month financial statements. Due from (to) property managers are presented net of receipts and expenses for the reported month. The Company uses a loss-rate approach based on historical loss information, adjusted for management’s expectations about current and future economic conditions, as the basis to determine expected cash receipts and distributions. Management exercises significant judgment in determining expected credit losses. Key inputs include macroeconomic factors, industry trends, and the creditworthiness of counterparties. Management believes that the composition of receivables at year-end is consistent with historical conditions as credit terms and practices and the property managers have not changed significantly. The Company and its series determined it was not necessary to record an allowance for credit losses as of December 31, 2025 and 2024.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. The Company’s property and equipment includes the cost of the purchased property, including the building and related land. The Company allocates certain capitalized title fees and relevant acquisition expenses to the capitalized costs of the building. All capitalized property costs, except for the value attributable to the land, are depreciated using the straight-line method over the estimated useful life of 27.5 years. Additions and property improvements in excess of $5,000 are capitalized and depreciated using the straight-line method over the estimated useful lives of 5-7 years, while routine repairs and maintenance are charged to expense as incurred. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the consolidated and consolidating statements of comprehensive loss.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. For the year ended December 31, 2025, the Company recorded an impairment loss on assets held for sale of $25,339 related to the Vita series. The Company did not record any impairment losses on long-lived assets for the year ended December 31, 2024.

Operating Expenses

Each series is responsible for the costs and expenses attributable to the activities of the series. The manager will bear its own expenses of an ordinary nature. If the operating expenses exceed the amount of revenues generated from a series property and cannot be covered by any operating expense reserves on the balance sheet of the series, the manager may (a) pay such operating expenses and not seek reimbursement, in which case the expenses would be recognized by the series with a credit to contributed capital, (b) loan the amount of the operating expenses to the series, on which the manager and its affiliates may impose a reasonable rate of interest and be entitled to reimbursement of such amount from future revenues generated by the series’ property, and/or (c) cause additional interests to be issued in the series in order to cover such additional amounts.

Revenue Recognition

The Company adopted FASB ASC 606, Revenue from Contracts with Customers, and its related amendments, effective at inception using the modified retrospective transition approach applied to all contracts. There were no cumulative impacts that were made. The Company determines revenue recognition through the following steps:

●	Identification of a contract with a customer;

●	Identification of the performance obligations in the contract;

●	Determination of the transaction price;

●	Allocation of the transaction price to the performance obligations in the contract; and

●	Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

The series operate short-term rental properties and recognize revenue as lodging services are provided to guests. These short-term rental arrangements are accounted for under FASB ASC 606, as the arrangements are considered lodging services rather than leases. Under ASC 842-10-15-5(e), leases of property to customers for lodging purposes are excluded from the scope of lease accounting. Revenue is generally recognized over the guest’s stay as the related lodging services are provided.

Comprehensive Income (loss)

The Company follows FASB ASC 220 in reporting comprehensive income (loss). Comprehensive income (loss) is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income (loss). Since the Company has no items of other comprehensive income (loss), comprehensive income (loss) is equal to net income (loss).

Organizational Costs

In accordance with FASB ASC 720, Organizational Costs, accounting fees, legal fees, and costs of incorporation are expensed as incurred.

Income Taxes

The Company follows FASB ASC 740 when accounting for income taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for temporary differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

The series have elected and qualify to be taxed as a C corporation.

Each series is organized as an LLC for legal purposes and makes a subsequent election with the IRS to be treated as a C corporation for tax purposes. C corporations pay income tax at both the federal and state levels. At the federal level the tax rate is 21%. At the state level, income taxes will be based on the tax table for that state. C corporations cannot allocate tax losses directly to shareholders, but under current law, federal losses may be accumulated and carried forward indefinitely and be used to offset up to 80% of taxable income in any future year, thereby reducing the reported taxable income.

Recently Issued and Recently Adopted Accounting Pronouncements

In June 2016, the FASB issued Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments, as modified by FASB ASU No. 2019-10 and other subsequently issued related ASUs. The amendments in this Update affect loans, debt securities, trade receivables, and any other financial assets that have the contractual right to receive cash. The ASU requires an entity to recognize expected credit losses rather than incurred losses for financial assets. The amendments in this Update are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company adopted this new guidance effective January 12, 2023 (date of inception) utilizing the modified retrospective transition method. The adoption of this standard did not have a material impact on the Company’s consolidated and consolidating financial statements, but did change how the allowance for credit losses is determined.

In November 2024, the FASB issued ASU 2024-03, “Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses,” which requires the disaggregated disclosure of specific expense categories, including purchases of inventory, employee compensation, depreciation, and amortization included in each relevant expense caption presented on the statement of operations. The standard also requires disclosure of a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively, as well as the total amount of selling expenses and an entity’s definition of selling expenses. ASU 2024-03 is effective for annual periods beginning after December 15, 2026, and interim periods beginning after December 15, 2027. The Company is currently evaluating the impact this standard will have on its financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 3: GOING CONCERN

The accompanying consolidated and consolidating financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a lack of liquidity, and losses from operations since inception. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The Company’s ability to continue as a going concern for a period of one year from the issuance of these consolidated and consolidating financial statements is dependent upon their ability to generate cash flow from their rental activity and/or obtain financing from the manager. However, there are no assurances that the Company can be successful in generating cash flow from their rental activities or that the manager will always be in the position to provide funding when needed. The consolidated and consolidating financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: PROPERTY AND EQUIPMENT

Property and equipment, net consists of the following as of December 31, 2025 and 2024.

Series	Building	Land	Property Improvements	Total	Less: Accumulated Depreciation	Property and equipment, net
Alta	$599,426	$199,809	$207,022	$1,006,256	$(130,401)	$875,855
BeatBox	555,982	185,327	120,251	861,560	(86,031)	775,529
Byers	302,348	100,783	387,212	790,342	(123,070)	667,272
Coquina	562,219	187,406	91,746	841,371	(93,049)	748,322
Knoll	764,315	254,772	162,000	1,181,086	(142,383)	1,038,703
Pinkshell	623,172	207,724	30,184	861,080	(72,258)	788,822
Preciosa	656,558	218,853	131,761	1,007,171	(125,192)	881,980
Sandbar	630,914	210,305	98,292	939,511	(104,402)	835,109
Seafoam	615,680	205,227	105,741	926,647	(105,429)	821,219
Solano	773,310	257,500	73,183	1,103,993	(61,696)	1,042,297
Tiara	545,788	181,929	90,194	817,911	(92,660)	725,251
	$6,629,710	$2,209,633	$1,497,586	$10,336,929	$(1,136,571)	$9,200,358

Series	Building	Land	Property Improvements	Total	Less: Accumulated Depreciation	Property and equipment, net
Alta	$599,426	$199,809	$207,022	$1,006,256	$(67,200)	$939,056
BeatBox	555,982	185,327	120,251	861,560	(41,763)	819,797
Byers	302,348	100,783	382,315	785,445	(34,715)	750,729
Coquina	562,219	187,406	86,400	836,025	(55,146)	780,879
Knoll	764,315	254,772	162,000	1,181,086	(82,190)	1,098,896
Pinkshell	623,172	207,724	30,184	861,080	(43,561)	817,520
Preciosa	656,558	218,853	131,761	1,007,171	(74,965)	932,207
Sandbar	630,914	210,305	98,292	939,511	(61,801)	877,709
Seafoam	615,680	205,227	105,741	926,647	(61,892)	864,755
Solano	773,310	257,500	73,183	1,103,993	(18,939)	1,085,054
Tiara	545,788	181,929	90,194	817,911	(54,774)	763,137
Vita	376,454	125,485	123,537	625,476	(20,534)	604,942
	$7,006,164	$2,335,118	$1,610,879	$10,952,161	$(617,480)	$10,334,681

For the years ended December 31, 2025 and 2024, depreciation expense was $553,314 and $458,880, respectively.

NOTE 5: ASSETS HELD FOR SALE

As of December 31, 2025, the Vita series property was classified as held for sale and presented separately as assets held for sale on the consolidated balance sheet and within the Vita series column of the consolidating balance sheet. The property did not meet the criteria for held-for-sale classification as of December 31, 2024 and, accordingly, was included in property and equipment, net, as of that date.

Upon classification as held for sale, the Company measured the property at the lower of its carrying amount or estimated fair value less costs to sell in accordance with ASC 360. As a result, the Company recognized an impairment loss on assets held for sale of $25,339, representing the excess of the property’s carrying amount over its estimated fair value less costs to sell. The impairment loss is included in impairment loss on assets held for sale in the accompanying 2025 consolidated and consolidating statement of comprehensive loss. After recognition of the impairment loss, the property had a carrying value of $621,000 as of December 31, 2025.

The Company ceased depreciating the Vita series property as of December 31, 2025, the date the property met the held-for-sale classification criteria under ASC 360. The related results of operations remain included in continuing operations because the planned sale does not represent a strategic shift that has, or will have, a major effect on the Company’s consolidated operations and therefore does not meet the criteria for discontinued operations under ASC 205-20.

The estimated fair value less costs to sell was determined using broker opinion of value, reduced by estimated direct incremental costs to sell, including estimated broker commissions and estimated closing costs. There were no liabilities directly associated with the Vita series property classified as held for sale as of December 31, 2025.

NOTE 6: MORTGAGE PAYABLES, NET

On December 16, 2024, the manager obtained bridge financing from Arrived Short Term Notes, LLC, a related party under common control, in the principal amount of $775,730. The proceeds from the loan were used to redeem all outstanding membership units of Arrived Vita. The bridge financing is secured by the Arrived NC Vita, LLC property, bears interest at a rate of 7.5% per annum and is payable monthly on an interest-only basis. All accrued interest is due on the earlier of the maturity date or repayment date. The bridge financing has a term of 18 months and may be prepaid at any time without penalty. During the years ended December 31, 2025 and 2024, the series recognized interest expenses of $65,474 and $0, respectively.

On February 23, 2024, Arrived AZ BeatBox, LLC, a wholly owned series of Arrived Series BeatBox, a series of Arrived STR 2, LLC, repaid its outstanding principal balance of $517,650 to a third-party lender using proceeds from a new bridge financing in the amount of $693,025 provided by Arrived Short Term Notes, LLC, a related party. In connection with the repayment of the third-party loan, the series recognized interest expense of $8,465 and amortization of loan fees totaling $5,177 during the year ended December 31, 2024, both of which were paid to the third-party lender.

The new bridge financing was secured by the Arrived AZ BeatBox, LLC property, bore interest at a rate of 7.5% per annum, and was payable monthly on an interest-only basis. All accrued interest was due upon the earlier of the maturity date or the repayment date. The bridge financing was repaid in full on October 11, 2024, and the series recognized additional interest expense of $33,352, which was paid to Arrived Short Term Notes, LLC.

NOTE 7: OPERATIONAL NOTES PAYABLE, RELATED PARTY

As of December 31, 2025 and 2024, certain series had operational notes payable to Arrived Short Term Notes, LLC, a related party, in the aggregate amounts of $321,400 and $124,200, respectively. Arrived Short Term Notes, LLC is a related party because it is an affiliate of the Manager. The notes are secured by the real property assets of the respective series. The notes bear interest at rates ranging from 6.5% to 7.5% per annum, with interest payable monthly. Principal under each note is due in a lump sum 18 months from the inception date of the respective note. The notes do not contain prepayment penalties. Proceeds from the notes were used for property improvements and other operating needs of the respective series.

The related series-level note payable balances are presented in the accompanying consolidating balance sheets. As of December 31, 2025, the Company classified the notes payable as non-current, as repayment within the next twelve months is not anticipated.

For the years ended December 31, 2025 and 2024, interest expense was $10,855 and $385, respectively.

NOTE 8: MEMBER’S EQUITY (DEFICIT)

Each series is managed by Arrived Fund Manager, LLC, a Delaware limited liability company and managing member of the Company. Pursuant to the terms of the operating agreement, the manager will provide certain management and advisory services, as well as management team and appropriate support personnel to the series.

The manager will be responsible for directing the management of the series business and affairs, managing the day-to-day affairs, and implementing the series investment strategy. The manager has a unilateral ability to amend the operating agreement and the allocation policy in certain circumstances without the consent of the investors. The investors only have limited voting rights with respect to the series.

The manager has sole discretion in determining what distributions, if any, are made to interest holders except as otherwise limited by law or the operating agreement. The series expects the manager to make distributions on a monthly basis. However, the manager may change the timing of distributions or determine that no distributions shall be made, in its sole discretion.

Membership Interests

As of December 31, 2025, Arrived Series Byers completed its final offering of 1,706 membership units, raising net proceeds of $168,845, after offering expenses of $1,706.

The following is a summary of the public offerings closed by each series for the year ended December 31, 2024:

December 31, 2024
Series Name	# of Units Issued	Net proceeds from the issuance of membership units	Issuance expense (1%)	Offering expense (2%)	# of units redeemed	Redemption amount
Alta	-	$-	$-	$-	(140)	$(1,400)
BeatBox	107,057	987,194	10,692	21,384	-	-
Byers	106,590	962,688	10,635	24,703	-	-
Coquina	-	-	-	-	(10)	(100)
Knoll	-	(3,219)	3,219	-	-	-
Pinkshell	-	-	-	-	-	-
Preciosa	-	-	-	-	(30)	(300)
Sandbar	-	-	-	-	-	-
Seafoam	-	-	-	-	(40)	(400)
Solano	142,421	1,311,067	14,233	28,470	-	-
Tiara	-	-	-	-	(40)	(400)
Vita	-	-	-	-	(77,623)	(776,230)
	356,068	3,257,730	38,779	74,557	(77,883)	(778,830)

Redemption of Membership Interests

On December 18, 2024, Arrived Series Vita, a series of Arrived STR 2, LLC, redeemed all 77,623 units from its investors at a redemption price of $10.00 per share, which was equal to the original purchase price. The total redemption amount was $776,430. The redemption was carried out in accordance with the series’ operating agreement and redemption plan, and the redeemed units were retired upon completion of the transaction. The redemption was recorded as reductions of members’ equity.

During the year ended December 31, 2024, certain series redeemed investor units in the aggregate amounts of $2,600, representing 260 units. There were no redemptions during the year ended December 31, 2025. The redemptions during the year ended December 31, 2024 were made at $10.00 per unit, which was determined based on the original offering. Redemptions were recorded as reductions of members’ equity in the respective series.

Distributions

For the years ended December 31, 2025 and 2024, distributions to investors were made by 11 series in each year, totaling $304,056 and $300,063, respectively, which were recognized as a reduction of members’ capital.

The following table reflects the total dividend distributions by series as of December 31, 2025 and 2024.

Series	2025 Distributions	2024 Distributions
Alta	$7,696	$18,259
BeatBox	25,018	14,113
Byers	87,729	7,539
Coquina	13,661	28,639
Knoll	20,607	46,048
Pinkshell	18,565	35,602
Preciosa	34,758	39,557
Sandbar	19,611	38,673
Seafoam	15,394	27,715
Solano	36,863	9,394
Tiara	24,154	34,526
Vita	-	-
	$304,056	$300,063

NOTE 9: RELATED PARTY TRANSACTIONS

The series’ manager, Arrived Fund Manager, LLC, is a managing member with common management of the series.

Due from (to) Related Parties

The series enters into various transactions with the manager and affiliates of the manager in the normal course of operating and financing activities. As of December 31, 2025 and 2024, certain series owed an aggregate of $114,119 and $55,102, respectively, to the manager, including amounts related to the initial funding for certain series property acquisitions. As of December 31, 2025 and 2024, certain series had an aggregate amount due from related parties of $13,785 and $0. During the years ended December 31, 2025 and 2024, certain series repaid the manager $0 and $301,229, respectively, following the completion of their respective offerings. All related party balances are non-interest bearing, short-term in nature, and do not have defined repayment terms.

Certain prior year amounts have been reclassified to conform to the current year presentation. In the 2024 consolidated and consolidating financial statements, a balance of $105,849 related to the Arrived Series Byers was previously presented as “Due to related parties” and has been reclassified to “Due from related parties” in the accompanying 2024 consolidated and consolidating balance sheet. These reclassifications had no effect on previously reported net loss or members’ equity.

Deemed Contributions from Manager

During the years ended December 31, 2025 and 2024, certain series received deemed contributions from the manager, amounting to $0 and $138,732, respectively, in exchange for forgiveness of amounts previously due to manager.

Deemed Distribution to Manager

From inception through July 31, 2024, the manager funded the operating costs of Arrived Series Byers, a series of Arrived STR 2, LLC (“Byers”), prior to the completion of its offering. On January 1, 2025, Byers forgave the intercompany receivable of $209,359 due from the manager.

Management Compensation

The following table reflects details of the total fees paid by series to the manager for the periods ended December 31, 2025 and 2024.

Series	Sourcing fees	Financing and holding expenses	Offering expenses	Asset management fee	Reimbursements of acquisition expenses	Property management fee, related party

Alta	$-	$-	$-	$3,063	$-	$-
BeatBox	-	-	-	4,257	-	17,027
Byers	-	-	-	6,957	-	30,317
Coquina	-	-	-	2,995	-	1,905
Knoll	-	-	-	4,739	-	18,786
Pinkshell	-	-	-	4,748	-	18,312
Preciosa	-	-	-	3,918	-	-
Sandbar	-	-	-	4,382	-	17,028
Seafoam	-	-	-	3,689	-	14,037
Solano	-	-	-	3,479	-	13,917
Tiara	-	-	-	5,605	-	22,462
Vita	-	-	-	-	-	-
	$-	$-	$-	$47,833	$-	$153,790

Series	Sourcing fees	Financing and holding expenses	Offering expenses	Asset management fee	Reimbursements of acquisition expenses	Property management fee, related party

Alta	$-	$-	$-	$1,614	$-	$-
BeatBox	36,970	12,940	21,384	1,078	2,500	16,271
Byers	20,000	45,304	24,703	-	2,500	1,945
Coquina	-	-	-	3,993	-	-
Knoll	-	-	-	4,376	-	17,502
Pinkshell	-	-	-	4,583	-	18,333
Preciosa	-	-	-	3,569	-	-
Sandbar	-	-	-	4,631	-	18,483
Seafoam	-	-	-	4,033	-	16,134
Solano	51,500	18,020	28,470	619	2,500	3,511
Tiara	-	-	-	4,703	-	18,997
Vita	-	-	-	-	-	-
	$108,470	$76,264	$74,557	$33,200	$7,500	$111,176

NOTE 10: INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. These differences relate primarily to net operating loss carryforwards. As of December 31, 2025 and 2024, the Company and its series had net deferred tax assets before valuation allowance of approximately $502,000 and $379,000, respectively, solely attributable to net operating loss carryforwards.

The Company and series recognize deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company and series consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company and series assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to the current uncertainty of the future realization of the deferred tax assets. Accordingly, a valuation allowance of approximately $502,000 and $379,000 was recorded as of December 31, 2025 and 2024, respectively.

Deferred tax assets were calculated using the Company’s and each series applicable federal and state enacted tax rates, which ranged from 21.0% to 28.0% based on the state in which the respective series is subject to tax. The related deferred tax assets were fully offset by a valuation allowance; accordingly, no income tax benefit was recognized for the net losses incurred for the years ended December 31, 2025 and 2024. The effective rate is reduced to 0% for 2025 and 2024 due to the full valuation allowance on its net deferred tax assets.

The Company’s and the series ability to utilize net operating loss carryforwards will depend on the generation of sufficient future taxable income. As of December 31, 2025 and 2024, the Company and the series had net operating loss carryforwards available to offset future taxable income of $2,172,330 and $1,622,467, respectively.

The Company and series policy is to record interest and penalties associated with unrecognized tax benefits as additional income taxes in the consolidated statement of comprehensive loss. As of December 31, 2025 and 2024, the Company and its series had no unrecognized tax benefits and did not incur any interest or penalties related to uncertain tax positions. Accordingly, no accrual for uncertain tax positions was recorded as of those dates.

The Company and its series are not currently subject to any income tax audits in any taxing jurisdiction. U.S. federal and applicable state returns for tax years 2024 and forward remain subject to examination.

ITEM 8. Exhibits

Exhibit No.	Description
2.1*	Certificate of Formation of Arrived STR 2, LLC
2.2*	Limited Liability Company Agreement of Arrived STR 2, LLC
3.1*	Form of Series Designation of Arrived Series [*], a series of Arrived STR 2, LLC
4.1*	Form of Subscription Agreement of Arrived Series [*], a series of Arrived STR 2, LLC
6.1*	Broker Dealer Agreement, dated July 26, 2024, between Arrived STR 2, LLC and Dalmore Group, LLC
6.2*	Transfer Agency and Registrar Services Agreement, dated February 21, 2023, between Arrived STR 2, LLC and Colonial Stock Transfer Company, Inc.
6.3*	Form of Promissory Note
6.4*	Form of Property Management Agreement, dated [*], 202[*], between Boutiq, Inc. and Arrived Series [*], a series of Arrived STR 2, LLC
6.5*	Form of Property Management Agreement, dated [*], 202[*], between Old Town Rentals LLC and Arrived Series [*], a series of Arrived STR 2, LLC
6.6*	Form of Property Management Agreement, dated [*], 202[*], between Arrived Property Manager, LLC and Arrived Series [*], a series of Arrived STR 2, LLC
6.7*	Purchase and Sale Agreement dated September 19, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series BeatBox property
6.7.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Beatbox dated September 12, 2023 for Arrived Series BeatBox property
6.7.2*	Addendum to Purchase and Sale Agreement dated September 9, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series BeatBox Property
6.8*	Purchase and Sale Agreement dated April 25, 2024 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Solano property
6.8.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Solano dated May 7, 2024 for Arrived Series Solano property
6.9*	Purchase and Sale Agreement dated October 18, 2022 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Byers property
6.9.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Byers dated November 2, 2022 for Arrived Series Byers property

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARRIVED STR 2, LLC

By:	Arrived Fund Manager, LLC, its managing member

By:	/s/ Ryan Frazier
	Name:	Ryan Frazier
	Title:	Chief Executive Officer
	Date:	August 12, 2026

Pursuant to the requirements of Regulation A, this report has been signed by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Ryan Frazier	Chief Executive Officer of Arrived Holdings, Inc.	August 12, 2026
Ryan Frazier	(principal executive officer)
Chief Executive Officer and Director of Arrived STR 2, LLC

/s/ Sue Korn	Principal Financial and Accounting Officer of Arrived Holdings, Inc.	August 12, 2026
Sue Korn	(principal financial and accounting officer)
Principal Financial and Accounting Officer of Arrived STR 2, LLC

/s/ Kenneth Cason	Chief Technology Officer of Arrived Holdings, Inc.	August 12, 2026
Kenneth Cason	Chief Technology Officer and Director of Arrived STR 2, LLC

Arrived Fund Manager, LLC

By:	/s/ Ryan Frazier	Managing Member	August 12, 2026
Name:	Ryan Frazier
Title:	Chief Executive Officer